082-04922





KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim financial statements

and

Audit and Review Reports of Certified Public Accountant

For the three-month and six-month periods ended

30 June 2010

DLL 9/17

AUDIT AND REVIEW REPORTS OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of **KASIKORNBANK PUBLIC COMPANY LIMITED**

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying consolidated and the Bank-only balance sheets as at 30 June 2010 and 31 December 2009, and the related statements of income, changes in equity and cash flows for the six-month periods ended 30 June 2010 and 2009 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an audit opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and the Bank-only financial statements referred to above present fairly, in all material respects, the financial position as at 30 June 2010 and 31 December 2009 and the results of operations and cash flows for the six-month periods ended 30 June 2010 and 2009 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, in accordance with generally accepted accounting principles.

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have reviewed the accompanying consolidated and the Bank-only statements of income for the three-month periods ended 30 June 2010 and 2009 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.



(Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok
25 August 2010

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2010 AND 31 DECEMBER 2009

		Baht			
		Consolidated		The Bank	
	Note	30 June 2010	31 December 2009	30 June 2010	31 December 2009
ASSETS					
Cash		22,773,895,347	26,674,350,930	22,772,718,145	26,673,193,048
Interbank and money market items	6, 24				
Domestic items					
Interest bearing		140,343,813,946	51,485,375,364	139,482,403,462	50,859,165,489
Non-interest bearing		2,351,023,887	2,081,084,357	2,188,949,547	1,974,761,319
Foreign items					
Interest bearing		3,858,898,525	8,875,160,345	3,858,898,525	8,875,160,345
Non-interest bearing		331,030,065	942,051,504	331,030,065	942,051,504
Total Interbank and Money Market Items - net		146,884,766,423	63,383,671,570	145,861,281,599	62,651,138,657
Investments	7, 24				
Current investments - net		123,267,325,000	108,155,209,963	119,388,381,140	105,642,491,992
Long-term investments - net		110,610,860,165	146,681,827,164	39,798,478,971	84,748,287,313
Investments in subsidiaries and associated companies - net		145,408,235	146,882,426	16,057,034,339	17,055,309,339
Total Investments - net		234,023,593,400	254,983,919,553	175,243,894,450	207,446,088,644
Loans and accrued interest receivables	8, 9				
Loans		978,565,811,829	943,377,994,384	969,046,674,367	933,888,522,814
Accrued interest receivables		1,200,665,689	1,051,070,314	1,001,775,789	1,009,721,662
Total Loans and Accrued Interest Receivables		979,766,477,518	944,429,064,698	970,048,450,156	934,898,244,476
Less Allowance for doubtful accounts	10	(31,119,861,992)	(29,526,488,748)	(29,873,805,442)	(28,346,632,648)
Less Revaluation allowance for debt restructuring	11	(5,225,947,246)	(4,518,401,054)	(5,225,807,120)	(4,493,038,509)
Total Loans and Accrued Interest Receivables - net		943,420,668,280	910,384,174,896	934,948,837,594	902,058,573,319
Properties foreclosed - net	12	14,103,164,458	14,958,667,691	11,787,164,283	11,877,926,132
Customers' liability under acceptances		507,663,023	573,763,080	507,663,023	573,763,080
Premises and equipment - net	14	38,176,326,491	37,819,693,891	33,058,649,850	32,442,001,514
Leasehold - net		642,968,573	698,655,639	642,968,573	698,508,310
Intangible assets - net	15	15,070,321,230	13,455,432,275	11,776,093,102	10,123,216,641
Derivative assets		23,613,378,928	21,640,273,912	23,613,378,928	21,640,273,912
Other assets - net		16,486,711,676	13,959,483,682	11,906,851,449	10,329,267,334
Total Assets		1,455,703,457,829	1,358,532,087,119	1,372,119,500,996	1,286,513,950,591

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2010 AND 31 DECEMBER 2009

		Baht			
		Consolidated		The Bank	
	Note	30 June 2010	31 December 2009	30 June 2010	31 December 2009
LIABILITIES AND EQUITY					
Deposits	16				
Deposits in baht		1,014,063,065,779	962,552,860,898	1,015,564,098,854	965,125,273,651
Deposits in foreign currencies		14,464,360,542	12,939,061,593	14,464,360,542	12,939,061,593
Total Deposits		1,028,527,426,321	975,491,922,491	1,030,028,459,396	978,064,335,244
Interbank and money market items	17				
Domestic items					
Interest bearing		34,873,205,585	39,508,226,674	36,258,651,095	40,526,583,397
Non-interest bearing		2,977,395,543	2,316,182,754	3,356,006,260	2,319,057,966
Foreign items					
Interest bearing		5,155,426,306	4,679,906,534	5,155,426,306	4,679,906,534
Non-interest bearing		487,509,979	481,069,327	487,509,979	481,069,327
Total Interbank and Money Market Items		43,493,537,413	46,985,385,289	45,257,593,640	48,006,617,224
Liabilities payable on demand		20,307,988,277	12,755,624,939	20,297,486,542	12,747,901,559
Borrowings					
Short-term borrowings	18	53,949,418,423	37,403,726,702	53,385,897,141	37,327,431,145
Long-term borrowings	19	46,901,934,391	41,567,027,283	46,901,934,391	41,567,027,283
Total Borrowings		100,851,352,814	78,970,753,985	100,287,831,532	78,894,458,428
Bank's liability under acceptances		507,663,023	573,763,080	507,663,023	573,763,080
Provisions		5,669,026,872	6,372,264,847	5,468,239,358	4,810,080,623
Derivative liabilities		22,475,308,091	25,109,235,642	22,474,021,344	25,109,142,165
Life policy reserve		68,333,082,011	59,914,391,609	-	-
Other liabilities		27,322,016,571	20,402,655,610	21,399,349,102	16,351,178,830
Total Liabilities		1,317,487,401,393	1,226,575,997,492	1,245,720,643,937	1,164,557,477,153

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2010 AND 31 DECEMBER 2009

		Baht			
		Consolidated		The Bank	
	Note	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Equity					
Share capital					
Authorized share capital	20				
3,048,614,697 ordinary shares, Baht 10 par value		30,486,146,970	30,486,146,970	30,486,146,970	30,486,146,970
Issued and paid-up share capital					
2,393,260,193 ordinary shares, Baht 10 par value		23,932,601,930	23,932,601,930	23,932,601,930	23,932,601,930
Premium on ordinary shares		18,103,109,977	18,103,109,977	18,103,109,977	18,103,109,977
Appraisal surplus on asset revaluation	14	10,682,663,638	10,766,987,450	10,682,663,638	10,766,987,450
Revaluation surplus on investments	7	2,352,167,747	1,486,966,754	2,036,154,153	1,367,827,452
Retained earnings					
Appropriated					
Legal reserve		3,050,000,000	3,050,000,000	3,050,000,000	3,050,000,000
Unappropriated		70,148,532,168	65,726,723,008	68,594,327,361	64,735,946,629
Total equity attributable to equity holders of the Bank		128,269,075,460	123,066,389,119	126,398,857,059	121,956,473,438
Minority interests		9,946,980,976	8,889,700,508	-	-
Total Equity		138,216,056,436	131,956,089,627	126,398,857,059	121,956,473,438
Total Liabilities and Equity		1,455,703,457,829	1,358,532,087,119	1,372,119,500,996	1,286,513,950,591
Off-balance sheet items - contingencies	25				
Aval to bills and guarantees of loans		3,659,586,303	2,454,272,557	3,659,586,303	2,454,272,557
Liability under unmatured import bills		7,313,862,799	7,542,166,813	7,313,862,799	7,542,166,813
Letters of credit		20,352,724,141	21,152,003,365	20,352,724,141	21,152,003,365
Other contingencies		2,553,645,957,033	2,779,690,360,704	2,553,703,088,497	2,779,609,549,843



(Pol.Gen. Pow Sarasin)

Vice Chairman



(Banthoon Lamsam)

Chief Excutive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

(UNAUDITED)

		Baht			
		Consolidated		The Bank	
	Note	2010	2009	2010	2009
Interest and dividend income					
Loans		12,206,868,864	11,963,583,302	12,474,889,461	12,290,508,133
Interbank and money market items		546,164,080	192,408,955	541,583,189	192,495,829
Finance leases		704,013,486	572,813,544	-	-
Investments		1,980,938,383	1,092,592,868	1,446,488,006	1,358,949,174
Total interest and dividend income		15,437,984,813	13,821,398,669	14,462,960,656	13,841,953,136
Interest expense					
Deposits		1,645,876,355	2,040,689,441	1,644,819,990	2,041,334,412
Interbank and money market items		373,686,596	116,117,916	375,752,905	116,852,918
Short-term borrowings		227,999,519	387,057,161	229,898,598	388,983,269
Long-term borrowings		489,981,626	527,783,596	499,751,086	529,785,995
Total interest expense		2,737,544,096	3,071,648,114	2,750,222,579	3,076,956,594
Net income from interest and dividends		12,700,440,717	10,749,750,555	11,712,738,077	10,764,996,542
Bad debt and doubtful accounts	10	824,962,745	1,603,117,997	784,181,308	1,576,308,416
Loss on debt restructuring	11	903,152,300	943,938,492	903,098,769	943,687,156
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		10,972,325,672	8,202,694,066	10,025,458,000	8,245,000,970
Non-interest income					
Gain on investments	7	380,908,230	287,400,564	321,911,640	285,681,738
Share of profit from investments using equity method	7	1,908,652	552,099	-	-
Fees and service income					
Acceptances, aval and guarantees		378,980,631	320,077,997	378,980,631	320,077,997
Others		4,968,045,711	4,335,089,722	4,704,788,373	3,744,252,809
Gain on exchanges		927,771,040	874,826,371	928,498,295	874,992,679
Net premium written		7,887,741,889	-	-	-
Other income		454,441,384	140,965,874	432,037,401	109,070,121
Total non-interest income		14,999,797,537	5,958,912,627	6,766,216,340	5,334,075,344
Non-interest expenses					
Personnel expenses		4,036,945,867	3,378,165,838	3,107,716,367	2,750,434,601
Premises and equipment expenses	14	2,496,437,779	2,053,994,602	2,461,956,794	2,176,733,366
Taxes and duties		569,513,771	531,225,400	559,270,245	518,691,080
Fees and service expenses		1,264,066,480	1,088,974,342	1,271,375,579	1,104,399,383
Directors' remuneration		57,473,903	40,878,744	48,291,403	40,878,744
Contributions to Deposit Protection Agency		1,010,313,298	873,183,675	1,010,313,298	873,183,675
Underwriting expenses		6,836,431,009	-	-	-
Other expenses		2,084,853,576	1,366,938,019	2,138,493,515	1,488,049,920
Total non-interest expenses		18,356,035,683	9,333,360,620	10,597,417,201	8,952,370,769
Income before income tax		7,616,087,526	4,828,246,073	6,194,257,139	4,626,705,545
Income tax expense		2,386,815,672	1,123,706,275	1,826,276,200	1,000,972,904
Net income		5,229,271,854	3,704,539,798	4,367,980,939	3,625,732,641
Net income attributable to:					
Equity holders of the Bank		4,763,418,273	3,704,536,264	4,367,980,939	3,625,732,641
Minority interests		465,853,581	3,534	-	-
Net income		5,229,271,854	3,704,539,798	4,367,980,939	3,625,732,641
Basic earnings per share	20	1.99	1.55	1.83	1.51
Weighted average number of ordinary shares (shares)	20	2,393,260,193	2,393,260,193	2,393,260,193	2,393,260,193



(Pol.Gen. Pow Sarasin)

Vice Chairman



(Banthoon Lamsam)

Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

		Baht			
		Consolidated		The Bank	
	Note	2010	2009	2010	2009
Interest and dividend income					
Loans		23,921,638,341	25,105,466,933	24,447,490,755	25,752,241,244
Interbank and money market items		934,229,345	865,272,232	926,222,892	865,183,926
Finance leases		1,393,927,265	1,181,469,236	-	-
Investments		3,769,654,941	2,179,517,386	2,863,816,331	2,776,964,491
Total interest and dividend income		30,019,449,892	29,331,725,787	28,237,529,978	29,394,389,661
Interest expense					
Deposits		3,329,449,831	5,560,607,154	3,327,371,321	5,561,372,627
Interbank and money market items		716,289,477	175,973,397	720,045,053	177,559,656
Short-term borrowings		411,576,739	942,652,020	415,571,800	949,338,512
Long-term borrowings		997,338,773	1,147,177,697	1,015,499,609	1,148,197,660
Total interest expense		5,454,654,820	7,826,410,268	5,478,487,783	7,836,468,455
Net income from interest and dividends		24,564,795,072	21,505,315,519	22,759,042,195	21,557,921,206
Bad debt and doubtful accounts	10	930,618,012	2,979,272,737	857,257,558	2,917,025,556
Loss on debt restructuring	11	2,496,175,425	1,927,706,645	2,495,898,138	1,927,423,959
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		21,138,001,635	16,598,336,137	19,405,886,499	16,713,471,691
Non-interest income					
Gain on investments	7	602,392,909	463,005,210	446,381,821	459,814,510
Share of profit from investments using equity method	7	3,481,809	5,641,004	-	-
Fees and service income					
Acceptances, aval and guarantees		753,400,706	638,024,644	753,400,706	638,024,644
Others		9,852,512,401	8,245,387,459	9,445,258,970	7,189,370,160
Gain on exchanges		1,782,746,568	2,003,424,373	1,785,509,935	2,003,637,917
Net premium written		14,816,727,232	-	-	-
Other income		756,265,198	274,760,226	669,214,084	243,275,518
Total non-interest income		28,567,526,823	11,630,242,916	13,099,765,516	10,534,122,749
Non-interest expenses					
Personnel expenses		7,991,075,647	6,707,184,228	6,122,470,246	5,504,046,654
Premises and equipment expenses	14	5,013,846,216	3,928,430,862	4,958,077,518	4,197,719,071
Taxes and duties		1,152,079,931	1,079,300,311	1,075,411,028	1,053,231,951
Fees and service expenses		2,659,085,850	2,112,987,177	2,691,909,788	2,086,036,701
Directors' remuneration		72,971,193	55,279,705	61,378,693	55,279,705
Contributions to Deposit Protection Agency		1,988,623,988	1,746,367,351	1,988,623,988	1,746,367,351
Underwriting expenses		12,851,048,279	-	-	-
Other expenses		3,599,265,930	2,303,633,752	3,531,574,833	2,533,118,478
Total non-interest expenses		35,327,997,034	17,933,183,386	20,429,446,094	17,175,799,911
Income before income tax		14,377,531,424	10,295,395,667	12,076,205,921	10,071,794,529
Income tax expense		4,487,630,900	2,791,098,273	3,512,304,200	2,563,121,364
Net income		9,889,900,524	7,504,297,394	8,563,901,721	7,508,673,165
Net income attributable to:					
Equity holders of the Bank		9,127,330,149	7,504,296,115	8,563,901,721	7,508,673,165
Minority interests		762,570,375	1,279	-	-
Net income		9,889,900,524	7,504,297,394	8,563,901,721	7,508,673,165
Basic earnings per share	20	3.81	3.14	3.58	3.14
Weighted average number of ordinary shares (shares)	20	2,393,260,193	2,393,260,193	2,393,260,193	2,393,260,193

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Banthoon Lamsam)
Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

	Note	Baht								
		Consolidated								
		Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (deficit) on Investments	Retained Earnings		Total equity attributable to equity holders of the Bank	Minority Interests	Total
						Appropriated Legal Reserve	Unappropriated			
Balance as of 1 January 2009		23,932,601,930	18,103,109,977	10,941,912,694	2,207,073,191	3,050,000,000	55,427,843,126	113,662,540,918	53,445	113,662,594,363
Appraisal surplus on asset revaluation	14	-	-	(83,952,909)		-	83,952,909	-	-	-
Others		-	-	(8,627,451)	-	-	15,156,234	6,528,783	-	6,528,783
Revaluation deficit on investments		-	-	-	(959,249,618)	-	-	(959,249,618)	-	(959,249,618)
Net income (expense) recognised directly in equity		-	-	(92,580,360)	(959,249,618)	-	99,109,143	(952,720,835)	-	(952,720,835)
Net income		-		-	-	-	7,504,296,115	7,504,296,115	1,279	7,504,297,394
Total recognised income and expense		-	-	(92,580,360)	(959,249,618)	-	7,603,405,258	6,551,575,280	1,279	6,551,576,559
Dividend paid	23	-	-	-	-	-	(3,589,890,290)	(3,589,890,290)	-	(3,589,890,290)
Others		-	-	-	-	-	-	-	(2,101)	(2,101)
Ending balance as of 30 June 2009		23,932,601,930	18,103,109,977	10,849,332,334	1,247,823,573	3,050,000,000	59,441,358,094	116,624,225,908	52,623	116,624,278,531
Balance as of 1 January 2010		23,932,601,930	18,103,109,977	10,766,987,450	1,486,966,754	3,050,000,000	65,726,723,008	123,066,389,119	8,889,700,508	131,956,089,627
Appraisal surplus on asset revaluation	14	-	-	(80,999,397)	-	-	80,999,397	-	-	-
Others		-	-	(3,324,415)	-	-	-	(3,324,415)	-	(3,324,415)
Revaluation surplus on investments		-	-	-	865,200,993	-	-	865,200,993	292,974,100	1,158,175,093
Net income (expense) recognised directly in equity		-	-	(84,323,812)	865,200,993	-	80,999,397	861,876,578	292,974,100	1,154,850,678
Net income		-	-	-			9,127,330,149	9,127,330,149	762,570,375	9,889,900,524
Total recognised income and expense		-	-	(84,323,812)	865,200,993	-	9,208,329,546	9,989,206,727	1,055,544,475	11,044,751,202
Dividend paid	23	-		-	-	-	(4,786,520,386)	(4,786,520,386)	(500,012,000)	(5,286,532,386)
Share capital		-	-		-	-	-	-	501,747,993	501,747,993
Ending balance as of 30 June 2010		23,932,601,930	18,103,109,977	10,682,663,638	2,352,167,747	3,050,000,000	70,148,532,168	128,269,075,460	9,946,980,976	138,216,056,436

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

	Note	Baht						
		The Bank						
		Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (deficit) on Investments	Retained Earnings		Total equity attributable to equity holders of the Bank
						Appropriated Legal Reserve	Unappropriated	
Balance as of 1 January 2009		23,932,601,930	18,103,109,977	10,941,912,694	2,207,793,632	3,050,000,000	55,070,531,170	113,305,949,403
Appraisal surplus on asset revaluatior	14	-	-	(83,952,909)		-	83,952,909	
Others		-	-	(8,627,451)	-	-	-	(8,627,451)
Revaluation deficit on investments		-	-	-	(958,675,592)	-	-	(958,675,592)
Net income (expense) recognised directly in equity		-	-	(92,580,360)	(958,675,592)	-	83,952,909	(967,303,043)
Net income		-	-	-	-	-	7,508,673,165	7,508,673,165
Total recognised income and expense		-	-	(92,580,360)	(958,675,592)	-	7,592,626,074	6,541,370,122
Dividend paid	23	-	-	-	-	-	(3,589,890,290)	(3,589,890,290)
Ending balance as of 30 June 2009		23,932,601,930	18,103,109,977	10,849,332,334	1,249,118,040	3,050,000,000	59,073,266,954	116,257,429,235
Balance as of 1 January 2010		23,932,601,930	18,103,109,977	10,766,987,450	1,367,827,452	3,050,000,000	64,735,946,629	121,956,473,438
Appraisal surplus on asset revaluatior	14	-	-	(80,999,397)	-		80,999,397	
Others		-	-	(3,324,415)	-		-	(3,324,415)
Revaluation surplus on investments		-	-		668,326,701	-		668,326,701
Net income (expense) recognised directly in equity		-	-	(84,323,812)	668,326,701	-	80,999,397	665,002,286
Net income			-	-	-		8,563,901,721	8,563,901,721
Total recognised income and expense		-	-	(84,323,812)	668,326,701	-	8,644,901,118	9,228,904,007
Dividend paid	23	-	-	-	-	-	(4,786,520,386)	(4,786,520,386)
Ending balance as of 30 June 2010		23,932,601,930	18,103,109,977	10,682,663,638	2,036,154,153	3,050,000,000	68,594,327,361	126,398,857,059

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

		Baht			
		Consolidated		The Bank	
	Note	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES					
Income before income tax		14,377,531,424	10,295,395,667	12,076,205,921	10,071,794,529
Add (Less) Adjustments to reconcile income before income tax to					
net cash from operating activities					
Depreciation and amortization		1,990,295,147	1,404,489,318	1,696,003,001	1,290,545,674
Bad debt and doubtful accounts		932,568,423	3,250,586,212	859,207,969	3,170,571,322
Loss on debt restructuring		2,496,175,425	1,927,706,645	2,495,898,138	1,927,423,959
Interest income from amortization of revaluation allowance for debt restructuring		(166,556,231)	(138,169,888)	(166,338,659)	(138,086,297)
Gain foreign exchange translation of long-term borrowings		(203,788,773)	(180,520,525)	(203,788,773)	(180,520,525)
(Gain) loss on revaluation of investments		(8,098,556)	76,070,563	(8,098,556)	76,070,563
Reversal of loss on impairment of investments		(450,914)	(28,741,577)	(450,914)	(13,700,914)
Gain on disposal of securities for investments		(398,984,181)	(331,776,368)	(241,862,790)	(343,574,546)
Amortization of discount on debt instruments		(408,268,840)	(544,157,949)	(528,457,498)	(544,157,949)
Loss (reversal of loss) on impairment of investments in receivables		-	592,414	-	(306,586)
Loss on impairment of properties foreclosed		214,367,447	257,604,201	213,226,906	237,816,430
Loss on impairment of other assets		11,082,166	35,659,495	11,082,166	36,507,806
Loss (gain) on disposal of premises and equipment		1,871,040	(438,626)	(80,131)	(275,246)
Loss on write off premises and equipment		17,140	-	13,092	-
Reversal of loss on impairment of premises and equipment		(2,604,464)	(12,996,399)	(2,604,464)	(12,996,399)
Share of profit from investments on equity method		(3,481,809)	(5,641,004)	-	-
Dividend income from associated companies		4,200,000	75,000,000	-	-
Amortization of discount on promissory note receivables		(12,008,224)	(10,749,725)	(3,847,901)	(4,948,307)
Amortization of discount on debentures		1,588,574	1,757,266	1,588,574	1,757,266
Increase (decrease) in other accrued expenses		1,632,040,940	(856,911,432)	1,759,940,759	(748,672,188)
(Decrease) increase in other reserves		(703,237,975)	23,281,268	658,158,735	23,281,268
		19,754,257,759	15,238,039,556	18,615,795,575	14,848,529,860
Net income from interest and dividends		(24,564,795,072)	(21,356,395,906)	(22,759,042,195)	(21,414,886,602)
Proceeds from interest and dividends		28,793,453,430	29,157,680,894	28,333,148,542	31,655,079,172
Interest paid		(5,483,787,967)	(9,665,562,609)	(5,508,557,066)	(9,674,504,180)
Income tax paid		(3,884,844,233)	(3,538,708,752)	(2,958,300,745)	(3,357,691,609)
Income from operations before changes in operating					
assets and liabilities		14,614,283,917	9,835,053,183	15,723,044,111	12,056,526,641
(Increase) decrease in operating assets					
Interbank and money market items (assets)		(83,494,939,651)	129,528,549,524	(83,199,261,004)	129,295,899,972
Investment for trading		2,038,244,757	5,653,252,960	2,032,725,558	5,653,252,960
Loans		(36,575,829,027)	16,817,839,768	(37,756,402,205)	18,253,960,858
Properties foreclosed		2,497,436,690	2,037,322,886	1,556,395,283	1,469,120,529
Other assets		(4,484,444,293)	16,776,219,862	(3,301,027,315)	13,967,848,456

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

		Baht			
		Consolidated		The Bank	
	Note	2010	2009	2010	2009
Increase (decrease) in operating liabilities					
Deposits		53,035,503,830	(58,924,371,278)	51,964,124,152	(59,112,768,137)
Interbank and money market items (liabilities)		(3,491,847,876)	15,096,614,336	(2,749,023,584)	15,331,942,280
Liabilities payable on demand		7,552,363,338	(179,411,908)	7,549,584,983	(179,291,652)
Short-term borrowings		16,545,691,721	(61,218,985,468)	16,058,465,996	(61,317,669,046)
Other liabilities		11,472,535,176	(14,039,974,543)	975,857,158	(13,833,092,812)
Net cash (used in) provided by operating activities		(20,291,001,418)	61,382,109,322	(31,145,516,867)	61,585,730,049
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		117,273,415,248	105,312,087,345	108,599,336,278	105,046,635,538
Proceeds from redemption of held to maturity debt instruments		16,579,718,051	4,079,787,442	204,562,200	3,928,787,442
Proceeds from disposal of general investments		28,259,973	26,444,732	28,259,973	20,244,732
Proceeds from disposal of investments in associated company		-	-	998,275,000	-
Proceeds from collection of investments in receivables		117,683,386	17,341,447	117,683,386	17,341,447
Purchase of available for sale investments		(88,466,002,527)	(175,899,712,512)	(78,494,994,622)	(175,789,712,512)
Purchase of held to maturity debt instruments		(25,003,482,149)	(210,981,660)	(201,152,800)	(210,981,660)
Purchase of general investments		(190,762)	(9,665,127)	(190,762)	(2,565,127)
Proceeds from disposal of premises and equipment		7,861,213	1,237,340	5,853,969	277,938
Purchase of premises and equipment		(2,727,495,141)	(2,781,700,340)	(2,558,709,538)	(2,684,708,066)
Purchase of leasehold		(48,229,161)	-	(48,229,161)	-
Purchase of intangible assets		(2,123,315,210)	(2,109,208,292)	(2,156,238,880)	(2,103,623,409)
Net cash provided by (used in) investing activities		15,638,222,921	(71,574,369,625)	26,494,455,043	(71,778,303,677)
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in long-term borrowings		5,537,107,307	3,386,676,472	5,537,107,307	3,386,676,472
Increase in minority interests' share capital		501,747,993	-	-	-
Dividend payments to shareholder	23	(4,786,520,386)	(3,589,890,290)	(4,786,520,386)	(3,589,890,290)
Dividend paid to minority interests		(500,012,000)	-	-	-
Net cash provided by (used in) financing activities		752,322,914	(203,213,818)	750,586,921	(203,213,818)
Net decrease in cash		(3,900,455,583)	(10,395,474,121)	(3,900,474,903)	(10,395,787,446)
Cash at the beginning of the period	5	26,674,350,930	27,751,132,799	26,673,193,048	27,749,839,530
Cash at the end of the period	5	22,773,895,347	17,355,658,678	22,772,718,145	17,354,052,084

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

Note	Contents	Page
1	General information	14
2	Basis of preparation of the financial statements	20
3	Revised Thai Accounting Standards	23
4	Significant accounting policies	24
5	Supplementary information of cash flows	35
6	Interbank and money market items (assets)	36
7	Investments	38
8	Loans and accrued interest receivable	62
9	Troubled debt restructuring	73
10	Allowance for doubtful accounts	78
11	Revaluation allowance for debt restructuring	80
12	Properties foreclosed, net	82
13	Classified assets	84
14	Premises and equipment, net	86
15	Intangible assets, net	90
16	Deposits	93
17	Interbank and money market items (liabilities)	95
18	Short-term borrowings	97
19	Long-term borrowings	98
20	Share capital and earnings per share	101
21	Capital requirements	102
22	Reserves	103
23	Dividend payments	103
24	Assets pledged as collateral	103
25	Commitments	104
26	Related party transactions and balances	106
27	Benefits of directors and executives	115
28	Capital commitments and long-term agreements	116
29	The financial positions and results of operations differentiated by domestic and foreign business	117
30	Events after balance sheet date	122
31	Financial instruments	123

Note	Contents	Page
32	Thai Accounting Standards (TAS) not yet adopted	144
33	Approval of financial statements	144

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

These notes form an integral part of the financial statements.

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand on 9 February 1976. The registered office of the Bank is at 1 Soi Rat Burana 27/1, Rat Burana Road, Rat Burana Sub-District, Rat Burana District, Bangkok, Thailand.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain majors cities overseas.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding of the Bank Direct and Indirect	
	30 June 2010 and 31 December 2009	30 June 2009
KASIKORN ASSET MANAGEMENT CO., LTD. ("KAsset")	100.00	100.00
KASIKORN RESEARCH CENTER CO., LTD. ("KResearch")	100.00	100.00
KASIKORN SECURITIES PCL ("KSecurities")	99.99	99.99
KASIKORN LEASING CO., LTD. ("KLeasing")	100.00	100.00
KASIKORN FACTORY & EQUIPMENT CO., LTD. ("KF&E")	100.00	100.00
Phethai Asset Management Co., Ltd.	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00	100.00
K-SME Venture Capital Co., Ltd.	100.00	100.00
Progress Software Co., Ltd.	100.00	100.00
Progress Plus Co., Ltd.	100.00	100.00
Progress Appraisal Co., Ltd.	100.00	100.00
Progress Gunpai Co., Ltd.	100.00	100.00
Progress Management Co., Ltd.	100.00	100.00
Progress Facilities Management Co., Ltd.	100.00	100.00
Progress Service Co., Ltd.	100.00	100.00
Progress Land and Buildings Co., Ltd.	100.00	100.00
Progress Storage Co., Ltd.	100.00	100.00
Progress HR Co., Ltd.	100.00	100.00
Progress Service Support Co., Ltd.	100.00	100.00
Progress Collection Co., Ltd.	100.00	100.00
Progress Training Co., Ltd.	100.00	100.00

	% Shareholding of the Bank	
	Direct and Indirect	
	30 June 2010 and 31 December 2009	30 June 2009
Thanyathanathavee Co., Ltd.*	100.00	-
Thanyathamrongkij Co., Ltd.*	100.00	-
Thanyanithiwattana Co., Ltd.*	100.00	-
Ruang Khao Phuean Thai Joint Investment Agreement *	100.00	-
Muangthai Group Holding Co., Ltd.* ("MTGH")	51.00	-
Muang Thai Life Assurance Co., Ltd.* ("MTL")	38.25	-
Muangthai Broker Co., Ltd.* ("MTB")	49.98	-

* See Note 7.6

KASIKORN ASSET MANAGEMENT COMPANY LIMITED is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 6, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is assets and funds management.

KASIKORN RESEARCH CENTER COMPANY LIMITED is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 2 and 7, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

KASIKORN SECURITIES PUBLIC COMPANY LIMITED is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities and investment banking.

KASIKORN LEASING COMPANY LIMITED is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchase.

KASIKORN FACTORY AND EQUIPMENT COMPANY LIMITED (changed its name from KASIKORN FACTORING COMPANY LIMITED on 25 December 2009.) is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 3, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company was established to furnish commercial financial services to businesses, including factoring, finance leases, operating leases and hire purchase.

Phethai Asset Management Company Limited is a company registered in the Kingdom of Thailand and was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 400/22 Kasikornbank Building, Floor 4, Phaholyothin Road, Samsennai, Phayathai, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

KHAO KLA Venture Capital Management Company Limited, 100% held by KASIKORN ASSET MANAGEMENT COMPANY LIMITED, is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Phaholyothin Road, Samsennai, Phayathai, Bangkok The company's main business is securities investment management.

K-SME Venture Capital Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is venture capital.

Progress Software Company Limited is a company which is registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main business is to render the service of designing computer program, and training in the use of hardware and software.

Progress Plus Company Limited is a company which is registered in the Kingdom of Thailand and is located at 306 Suapa Road, Pomprab, Pomprab-satrupai, Bangkok. The company's main businesses are to deal in the business of agency/brokerage sales of inventories and/or service, contractor, particularly office stationery, printing matters and other goods.

Progress Appraisal Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to appraise assets.

Progress Gunpai Company Limited is a company which is registered in the Kingdom of Thailand and is located at 47/7, Kasikornbank Building, Floor 3, Mu 3, Tambon Ban Mai, Pak Kret District, Nontaburi. The company's main businesses are to provide transportation service of cash and valuable assets to the Bank, including cash count service, packing and change of cash to Automatic Teller Machines.

Progress Management Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Huaykwang, Bangkok. The company's main business is engaged as the custodian and management of assets, received from debt settlement of the Bank including related parties' assets which have been transferred in, in order to keep these assets in good condition for sale or rent.

Progress Facilities Management Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide building management services to the Bank and related parties.

Progress Service Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide drivers , security guards , cleaners and other related services for the Bank and related parties.

Progress Land and Buildings Company Limited is a company which is registered in the Kingdom of Thailand and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Progress Storage Company Limited is a company which is registered in the Kingdom of Thailand and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to provide inventory management services, used as collateral for bank loans.

Progress HR Company Limited is a company which is registered in the Kingdom of Thailand and is located at 1019/15 Kasikornbank Building, Sanampao Branch, Floor 2-3, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company main business is to provide outsourced employee services to the Bank and related parties.

Progress Service Support Company Limited is a company which is registered in the Kingdom of Thailand and is located at 47/7, Kasikornbank Building, Floor 9, Mu 3, Tambon Ban Mai, Pak Kret District, Nontaburi. The company's main business is to provide information relating the Bank's products and services through customer relationship channels, including selling and marketing via telephone banking.

Progress Collection Company Limited is a company which is registered in the Kingdom of Thailand and is located at 1 Soi Rat Burana 27/1, Rat Burana Road, Rat Burana Sub-District, Rat Burana District, Bangkok. The company's main businesses are collection and debt restructuring for consumer and corporate loans of the Bank and its subsidiaries.

Progress Training Company Limited is a company which is registered in the Kingdom of Thailand on 9 April 2009, and is located at 1 Soi Rat Burana 27/1, Rat Burana Road, Rat Burana Sub-District, Rat Burana District, Bangkok. The company's main business is offering of training services to develop the skills of its employees of the Bank and its subsidiaries.

Thanyathanathavee Company Limited is a company which was registered in the Kingdom of Thailand on 11 November 2009, and is located at 1 (Parking Building Fl. 5) Soi Kasikornthai, Rat Burana Road, Rat Burana Sub-District, Rat Burana District, Bangkok. The company's main business is investment in other companies.

Thanyathamrongkij Company Limited is a company which was registered in the Kingdom of Thailand on 11 November 2009, and is located 1 (Parking Building Fl. 5) Soi Kasikornthai, Rat Burana Road, Rat Burana Sub-District, Rat Burana District, Bangkok. The company's main business is investment in other companies.

Thanyanithiwattana Company Limited is a company which was registered in the Kingdom of Thailand on 12 November 2009, and is located at 1 (Parking Building Fl. 5) Soi Kasikornthai, Rat Burana Road, Rat Burana Sub-District, Rat Burana District, Bangkok. The company's main business is investment in other companies.

Ruang Khao Phuean Thai Joint Investment Agreement was agreed between Thanyathanathavee Company Limited and Thanyathamrongkij Company Limited on 12 November 2009, pursuant to the regulations under the Life Insurance Act B.E. 2535 as amended. The objective of this agreement is investment in other companies.

Muangthai Group Holding Company Limited (changed its name from Muangthai Fortis Holding Company Limited on 31 July 2009) is a company which was registered in the Kingdom of Thailand on 11 August 1999 and is located at 250 Muang Thai Life Assurance Building, Floor 8, Ratchadapisek Road, Huaykwang, Huaykwang, Bangkok. The company's main business is investment in other companies.

Muang Thai Life Assurance Company Limited is a company which was registered in the Kingdom of Thailand on 1 February 1951 and is located at 250 Ratchadapisek Road, Huaykwang, Huaykwang, Bangkok. The company's main business is providing life insurance.

Muangthai Broker Company Limited is a company which was registered in the Kingdom of Thailand on 12 March 2008, and is located at 252/1 Ratchadapisek Road, Huaykwang, Huaykwang, Bangkok. The company's main business is commission from life insurance.

2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

2.1 Basis of preparation of the financial statements

The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) notification number SOR NOR SOR 70/2551, dated 3 August 2008, titled "Preparation and announcement of the financial statements of commercial banks and holding companies which are parent company of group of companies offering financial services" and in accordance with Thai Accounting Standards ("TAS") and Thai Financial Reporting Standards ("TFRS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and with generally accepted accounting principles in Thailand.

The interim financial statements have been prepared in accordance with Thai Accounting Standard No.34 *Interim Financial Reporting* (revised 2007) for the purpose of providing an update on the financial statements for the year ended 31 December 2009. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2009.

The financial statements are presented in Thai Baht, rounded in the notes to the financial statements to the nearest million and are prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

Business combinations

Business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given add equity securities issued and identifiable liabilities incurred or assumed at the date of exchange.

Subsidiaries

Subsidiaries are those entities controlled by the Bank and its subsidiaries. Control exists when the Bank and its subsidiaries have the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Transaction eliminated on consolidation

Intra-entity balances and transactions, and any unrealized income or expenses arising from intra-entity transaction, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment of the extent of the Bank's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

2.2 Use of estimates and judgements

The preparation of financial statements in conformity with TAS and TFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which estimates are revised and in any future period affected.

In particular, information about the significant impact of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described in note 4 significant accounting policies and in the following notes:

Note		
	7	Investments
	9	Troubled debt restructuring
	10	Allowance for doubtful accounts
	11	Revaluation allowance for debt restructuring
	12	Properties foreclosed, net
	14	Premises and equipment, net
	15	Intangible assets, net
	18	Short-term borrowings
	19	Long-term borrowings
	25	Commitments
	28	Capital commitments and long-term agreements
	30	Financial instruments

3 REVISED THAI ACCOUNTING STANDARDS

On 26 May 2010, the FAP announced (Announcement no.17/2010) titled Thai Accounting Standards ("TAS") and Thai Financial Reporting Standards ("TFRS") (revised 2009)

The Bank and its subsidiaries have adopted Framework for the Preparation and Presentation of Financial Statements (revised 2009) (effective on 26 May 2010). The adoption of such framework does not have any material impact on the consolidated and the Bank only financial statement.

Thai Accounting Standards ("TAS") and Thai Financial Reporting Standards ("TFRS"), which are not currently effective and have not been adopted in the preparation of these financial statements, are disclosed in note 32.

4 SIGNIFICANT ACCOUNTING POLICIES

4.1 Cash

Cash represents cash in hand and cash items in the process of collection.

4.2 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the Bank only financial statements are accounted for using the cost method.

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the reporting date.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net asset value as of the reporting date.

Investments in government securities and state enterprises securities guaranteed by the government, classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Market Association Government Bond Yield Curve as of the reporting date. State enterprises securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Market Association as of reporting date. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Investments in receivables

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, in accordance with the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as a gain or loss on transfer of financial assets in the statement of income.

Impairment

An impairment review of investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Revenue recognition

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

4.3 Loans

Except in the case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

4.4 Allowance for doubtful accounts

The Bank and certain subsidiaries which are credit institutions and asset management company have allowance for doubtful accounts that is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the nature of loans and the relevant factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general relevant factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loans, the allowance is determined on a case by case basis while the allowance for retail loans is determined on a portfolio basis for portfolios with similar risk characteristics.

Based on BoT's regulations, the Bank and certain subsidiaries which are credit institutions and asset management company have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

Allowance for doubtful accounts of factoring subsidiary which has credit risk guarantee with other insurance companies is established in accordance with the Bank of Thailand's notification.

Allowance for doubtful accounts established during the period are recognized as bad debt and doubtful accounts expense in the statement of income. Bad debt recovery is recognized as income and is presented net of bad debt and doubtful accounts expense in the statement of income.

The life insurance subsidiary has allowance for doubtful accounts based on the estimated loss that may incur in collection of the premium due, determined by collection experience, review of premium due aging and value of collateral of each receivable.

4.5 Troubled debt restructuring

The Bank and the asset management subsidiary record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this latter case, the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

4.6 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

4.7 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the reporting date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset. The remainder is recognized as an expense for that period.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

- Leased assets

Leases under which the Bank and its subsidiaries assume all the risk and rewards of ownership are substantially classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of premises and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	20-50 years
Buildings on rented land	over rental contract
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

4.8 Leasehold

Leasehold is presented at cost net accumulated amortization. The amortization is calculated using the straight-line method over the lease periods.

4.9 Intangible assets

- Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

- goodwill and negative goodwill, carried in the financial statements that arose from a business combination for which the agreement date was before 1 January 2008, are stated at cost less accumulated amortization as of 31 December 2007 and impairment losses.
- goodwill arising from a business combination for which the agreement date begins on or after 1 January 2008, are stated at cost less accumulated impairment losses. Negative goodwill is recognized as income in the statement of income in the year of the business combination.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each reporting date. Other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

4.10 Impairment

The carrying amounts of the Bank and its subsidiaries' assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. For goodwill, the recoverable amount is estimated at each reporting date, and as and when indicators of impairment are identified.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the value of the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the statement of income even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the statement of income is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the statement of income.

Calculation of recoverable amount

The recoverable amount of held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of the estimated future cash flows discounted at the original effective interest rate. Receivables with a short duration are not discounted.

The recoverable amount of available-for-sale financial assets is calculated by reference to the fair value.

The recoverable amount of a non-financial asset is the greater of the asset's value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of a financial asset is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. For financial assets carried at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

An impairment loss in respect of goodwill is not reversed. Impairment losses recognised in prior periods in respect of other non-financial assets are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

4.11 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

4.12 Provisions

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, Letters of Indemnity - Borrowing, Other Guarantees and Letters of Credit, etc. A provision is recognized when the transactions relate to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

4.13 Life premium reserve

a) Life assurance policy reserve represents the accumulated total liability for policies in force on the reporting date. Life assurance policy reserve is calculated according to the procedures prescribed by the Regulation on Life Assurance Policy Reserve as promulgated by the Ministry of Commerce on 23 November 2001, and is based on current assumptions.

The main assumptions used relate to mortality and interest rate. The life insurance subsidiary uses mortality tables and interest rates as announced by the Office of Insurance Commission, increased with a margin for risk.

b) For accident and group insurance, unearned premium reserve is set aside at the full amount of unearned premium.

4.14 Benefit payments to life policies

Benefit payments to life policies are recorded when notices of the claims are received or when policies reach maturity.

4.15 Derivatives

Trading Derivative: Trading derivatives are carried at fair value which is determined based upon liquid (observable) market prices, reference to exchange traded prices, broker/dealer quotations, prices of other similar transactions or prices derived by using a valuation technique incorporating observable market data which is adjusted with counterparty credit risk and other risks to reflect liquidity and future operational cost. The changes in fair value of both realized and unrealized gains or losses are recognized in the statement of income as part of gain on exchange against assets or liabilities in the balance sheet so that the derivative assets/liabilities represent their fair value at the reporting date.

Hedging Derivative: The Bank manages its banking exposures to market rate movements through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gains or losses resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenue or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis, then hedging instruments carry the accrual consistently.

4.16 Hybrid Instrument

Hybrid Instrument: includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a stand-alone derivative; and
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract.

Changes in the fair value of separated embedded derivatives are recognized in the statement of income.

Structured Note: is a hybrid instrument, which includes deposit or borrowing transaction and embedded derivative. The Bank's management approach with regard to accounting and fair value assessment relating to deposit and borrowing transactions with embedded derivative (structured note) are consistent with those of International Accounting Standard No. 39 (IAS 39) and the BoT notification number SOR NOR SOR 13/2551, dated 3 August 2008, titled "Permission for Commercial Banks to Undertake Deposit or Borrowing Transactions with Embedded Derivatives", which requires commercial banks to apply IAS 39 to structured note products. The Bank has an option to classify the structured note as financial liabilities designated at fair value through profit or loss when

1. it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different base; or

2. it is a management tool for risk management and investment, in accordance with
    - documented risk management or investment strategy
    - group of financial assets or financial liabilities managed and their performance evaluated on a fair value basis
3. it relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and meets the above criteria for embedded derivative separated from the host contract

Changes in the fair value of financial liabilities designated at fair value through profit or loss are recognized in the statement of income as part of gain on exchange with the corresponding entry to liabilities in the balance sheet. The fair value designation, once made, is irrevocable.

The Bank will comply with requirements of hybrid instrument if the Bank does not choose on criteria for fair value through profit or loss upon designation are not met.

Day One Profit or Loss: Gains or losses from trading derivatives are recognized at inception in the statement of income when the fair value of those derivatives are determined based upon observable market data or supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Bank amortizes initial gains or losses on trading transactions on a straight-line basis or on an effective interest rate basis over the life of the contract when the fair value of those trading derivatives are based upon unobservable market data or when they are gains or losses from hybrid instrument. The unamortized gains or losses are recognized in the statement of income when the market data becomes observable.

4.17 Employee benefits

- Staff retirement benefits

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each period.

- Provident fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

4.18 Recognition of income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the BoT's regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiary recognizes interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

The lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

Premium income is recognized as income when underwriting of the insurance is approved. Premium due and uncollected at the reporting date is recognized as revenue only if the policy is still in force, and is calculated based on the persistency rate.

4.19 Recognition of interest expense

Interest expense is recognized on an accrual basis.

4.20 Income tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

4.21 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

4.22 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the reporting date are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the transaction date rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the period.

5 SUPPLEMENTARY INFORMATION OF CASH FLOWS

5.1 Non-cash significant items

Non-cash significant items for the six-month periods ended 30 June 2010 and 2009 are as follows:

(Million Baht)

	Consolidated		The Bank	
	2010	2009	2010	2009
Revaluation (deficit) surplus on investments	865	(959)	668	(959)
The realized portion of the appraised surplus on asset revaluation	81	84	81	84
Foreclosed properties arising from auction and debt settlement	1,856	2,416	1,679	2,134

6 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) consisted of:

(Million Baht)

	Consolidated					
	30 June 2010			31 December 2009		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,173	137,100	139,273	1,780	48,700	50,480
Commercial banks	472	436	908	431	370	801
Other banks	-	200	200	-	251	251
Finance, securities and credit foncier companies	14	236	250	-	-	-
Other financial institutions	60	2,028	2,088	1	2,064	2,065
Total Domestic	2,719	140,000	142,719	2,212	51,385	53,597
Add Accrued interest receivable	-	19	19	-	13	13
Less Allowance for doubtful accounts	-	(43)	(43)	-	(43)	(43)
Total	2,719	139,976	142,695	2,212	51,355	53,567
2. Foreign						
US Dollars	1,338	1,202	2,540	4,617	2,965	7,582
Japanese Yen	21	-	21	68	-	68
Other currencies	559	1,068	1,627	906	1,259	2,165
Total Foreign	1,918	2,270	4,188	5,591	4,224	9,815
Add Accrued interest receivable	-	7	7	-	5	5
Less Allowance for doubtful accounts	(5)	-	(5)	(3)	-	(3)
Total	1,913	2,277	4,190	5,588	4,229	9,817
Total Domestic and Foreign	4,632	142,253	146,885	7,800	55,584	63,384

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

(Million Baht)

	The Bank					
	30 June 2010			31 December 2009		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,173	137,100	139,273	1,780	48,700	50,480
Commercial banks	16	-	16	195	100	295
Finance, securities and credit foncier companies	14	335	349	-	-	-
Other financial institutions	1	2,028	2,029	1	2,064	2,065
Total Domestic	2,204	139,463	141,667	1,976	50,864	52,840
Add Accrued interest receivable	-	16	16	-	6	6
Less Allowance for doubtful accounts	-	(12)	(12)	-	(12)	(12)
Total	2,204	139,467	141,671	1,976	50,858	52,834
2. Foreign						
US Dollar	1,338	1,202	2,540	4,617	2,965	7,582
Japanese Yen	21	-	21	68	-	68
Other currencies	559	1,068	1,627	906	1,259	2,165
Total Foreign	1,918	2,270	4,188	5,591	4,224	9,815
Add Accrued interest receivable	-	7	7	-	5	5
Less Allowance for doubtful accounts	(5)	-	(5)	(3)	-	(3)
Total	1,913	2,277	4,190	5,588	4,229	9,817
Total Domestic and Foreign	4,117	141,744	145,861	7,564	55,087	62,651

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

7 INVESTMENTS

7.1 Type of investments

Investments consisted of:

(Million Baht)

	Consolidated			
	30 June 2010			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	5,741	5	(4)	5,742
1.1.2 Private enterprise debt instruments	338	-	-	338
1.1.3 Marketable equity securities - domestic	283	27	-	310
Total	6,362	32	(4)	6,390
Add Allowance for revaluation	28			-
Total	6,390			6,390
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	111,657	700	(3)	112,354
1.2.2 Private enterprise debt instruments	2,056	13	(46)	2,023
1.2.3 Foreign debt instruments	259	-	-	259
1.2.4 Marketable equity securities - domestic	504	782	(159)	1,127
1.2.5 Marketable equity securities - overseas	-	374	-	374
Total	114,476	1,869	(208)	116,137
Add Allowance for revaluation	1,854			-
Less Allowance for impairment	(193)			-
Total	116,137			116,137
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprise securities	114	4	-	118
1.3.2 Private enterprise debt instruments	526	5	-	531
1.3.3 Foreign debt instruments	100	-	-	100
Total	740	9	-	749
Total Current Investments - net	123,267			123,276

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

(Million Baht)

	Consolidated			
	30 June 2010			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	30,708	370	(11)	31,067
2.1.2 Private enterprise debt instruments	72	4	-	76
2.1.3 Foreign debt instruments	6,124	83	(10)	6,197
2.1.4 Marketable equity securities - domestic	5,826	1,478	(103)	7,201
Total	42,730	1,935	(124)	44,541
Add Allowance for revaluation	1,811			-
Total	44,541			44,541
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprise securities	46,746	5,751	(3)	52,494
2.2.2 Private enterprise debt instruments	15,960	1,132	(599)	16,493
2.2.3 Foreign debt instruments	2,027	61	-	2,088
Total	64,733	6,944	(602)	71,075
Less Allowance for impairment	(599)			-
Total	64,134			71,075
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,095	93	(456)	1,732
2.3.2 Non-marketable equity securities - overseas	307	-	(265)	42
2.3.3 Investments in receivables	549	-	(299)	250
Total	2,951	93	(1,020)	2,024
Less Allowance for impairment	(1,015)			-
Total	1,936			2,024
Total Long-term Investments - net	110,611			117,640

(Million Baht)

	Consolidated			
	31 December 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	8,091	9	(7)	8,093
1.1.2 Private enterprise debt instruments	14	-	-	14
1.1.3 Marketable equity securities - domestic	296	17	-	313
Total	8,401	26	(7)	8,420
Add Allowance for revaluation	19			-
Total	8,420			8,420
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	92,896	555	-	93,451
1.2.2 Private enterprise debt instruments	1,195	20	(46)	1,169
1.2.3 Foreign debt instruments	2,269	-	(1)	2,268
1.2.4 Marketable equity securities - domestic	420	575	(178)	817
1.2.5 Others	214	-	-	214
Total	96,994	1,150	(225)	97,919
Add Allowance for revaluation	1,119			-
Less Allowance for impairment	(194)			-
Total	97,919			97,919
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprise securities	459	5	-	464
1.3.2 Private enterprise debt instruments	1,254	4	-	1,258
1.3.3 Foreign debt instruments	103	-	-	103
Total	1,816	9	-	1,825
Total Current Investments - net	108,155			108,164

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

(Million Baht)

	Consolidated			
	31 December 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	71,137	280	(102)	71,315
2.1.2 Private enterprise debt instruments	319	5	(2)	322
2.1.3 Foreign debt instruments	8,883	118	(11)	8,990
2.1.4 Marketable equity securities - domestic	6,883	1,200	(81)	8,002
Total	87,222	1,603	(196)	88,629
Add Allowance for revaluation	1,407			-
Total	88,629			88,629
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprise securities	42,746	2,010	(227)	44,529
2.2.2 Private enterprise debt instruments	12,321	293	(693)	11,921
2.2.3 Foreign debt instruments	1,503	16	(24)	1,495
Total	56,570	2,319	(944)	57,945
Less Allowance for impairment	(599)			-
Total	55,971			57,945
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,123	68	(454)	1,737
2.3.2 Non-marketable equity securities - overseas	307	-	(265)	42
2.3.3 Investments in receivables	669	-	(301)	368
Total	3,099	68	(1,020)	2,147
Less Allowance for impairment	(1,017)			-
Total	2,082			2,147
Total Long-term Investments - net	146,682			148,721

(Million Baht)

	The Bank			
	30 June 2010			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	5,741	5	(4)	5,742
1.1.2 Private enterprise debt instruments	338	-	-	338
1.1.3 Marketable equity securities - domestic	259	25	-	284
Total	6,338	30	(4)	6,364
Add Allowance for revaluation	26			-
Total	6,364			6,364
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	109,468	685	(3)	110,150
1.2.2 Private enterprise debt instruments	1,097	13	(46)	1,064
1.2.3 Foreign debt instruments	260	-	-	260
1.2.4 Marketable equity securities - domestic	461	775	(160)	1,076
1.2.5 Marketable equity securities - overseas	-	374	-	374
Total	111,286	1,847	(209)	112,924
Add Allowance for revaluation	1,831			-
Less Allowance for impairment	(193)			-
Total	112,924			112,924
1.3 Held-to-maturity debt instruments				
1.3.1 Foreign debt instruments	100	-	-	100
Total	100	-	-	100
Total Current Investments - net	119,388			119,388

(Million Baht)

	The Bank			
	30 June 2010			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	28,591	137	(11)	28,717
2.1.2 Foreign debt instruments	6,018	79	(9)	6,088
Total	34,609	216	(20)	34,805
Add Allowance for revaluation	196			-
Total	34,805			34,805
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprise securities	3,260	91	-	3,351
2.2.2 Private enterprise debt instruments	583	-	(583)	-
Total	3,843	91	(583)	3,351
Less Allowance for impairment	(583)			-
Total	3,260			3,351
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,804	-	(335)	1,469
2.3.2 Non-marketable equity securities - overseas	307	-	(264)	43
2.3.3 Investments in receivables	509	-	(288)	221
Total	2,620	-	(887)	1,733
Less Allowance for impairment	(887)			-
Total	1,733			1,733
Total Long-term Investments - net	39,798			39,889

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

(Million Baht)

	The Bank			
	31 December 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	8,091	9	(7)	8,093
1.1.2 Private enterprise debt instruments	14	-	-	14
1.1.3 Marketable equity securities - domestic	267	15	-	282
Total	8,372	24	(7)	8,389
Add Allowance for revaluation	17			-
Total	8,389			8,389
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	92,451	549	-	93,000
1.2.2 Private enterprise debt instruments	1,136	19	(46)	1,109
1.2.3 Foreign debt instruments	2,269	-	(2)	2,267
1.2.4 Marketable equity securities - domestic	377	575	(178)	774
Total	96,233	1,143	(226)	97,150
Add Allowance for revaluation	1,111			-
Less Allowance for impairment	(194)			-
Total	97,150			97,150
1.3 Held-to-maturity debt instruments				
1.3.1 Foreign debt instruments	103	-	-	103
Total	103	-	-	103
Total Current Investments - net	105,642			105,642

(Million Baht)

	The Bank			
	31 December 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	69,786	149	(102)	69,833
2.1.2 Private enterprise debt instruments	243	4	-	247
2.1.3 Foreign debt instruments	8,883	119	(12)	8,990
2.1.4 Marketable equity securities - domestic	85	100	-	185
Total	78,997	372	(114)	79,255
Add Allowance for revaluation	258			-
Total	79,255			79,255
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprise securities	3,614	73	-	3,687
2.2.2 Private enterprise debt instruments	583	-	(583)	-
Total	4,197	73	(583)	3,687
Less Allowance for impairment	(583)			-
Total	3,614			3,687
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,832	-	(335)	1,497
2.3.2 Non-marketable equity securities - overseas	307	-	(264)	43
2.3.3 Investments in receivables	627	-	(288)	339
Total	2,766	-	(887)	1,879
Less Allowance for impairment	(887)			-
Total	1,879			1,879
Total Long-term Investments - net	84,748			84,821

As of 30 June 2010 and 31 December 2009, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from Thai Asset Management Corporation of Baht 2,261 million and Baht 2,614 million, respectively.

7.2 Gain on investments

Gain on investments presented in the statements of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 June		For the Three-Month Periods Ended 30 June	
	2010	2009	2010	2009
Gain on disposal of investments				
Held for trading investments	130	111	128	111
Available-for-sale investments	250	260	184	260
Total	380	371	312	371
Loss on disposal of investments				
Held for trading investments	(12)	(50)	(10)	(50)
Available-for-sale investments	(7)	(4)	-	(4)
General investments	-	(25)	-	(11)
Total	(19)	(79)	(10)	(65)
Gain (loss) from revaluation of investments	20	(34)	20	(34)
Reversal of loss on impairment				
Investments in securities	-	28	-	13
Investments in receivables	-	1	-	1
Total	-	29	-	14
Total gain on investments	381	287	322	286

(Million Baht)

	Consolidated For the Six-Month Periods Ended 30 June		The Bank For the Six-Month Periods Ended 30 June	
	2010	2009	2010	2009
Gain on disposal of investments				
Held for trading investments	226	289	222	289
Available-for-sale investments	413	362	248	361
Total	639	651	470	650
Loss on disposal of investments				
Held for trading investments	(28)	(112)	(26)	(112)
Available-for-sale investments	(17)	(4)	(6)	(4)
General investments	-	(24)	-	(11)
Total	(45)	(140)	(32)	(127)
Gain (loss) from revaluation of investments	8	(76)	8	(76)
Reversal of loss on impairment				
Investments in securities	-	28	-	13
Total	-	28	-	13
Total gain on investments	602	463	446	460

7.3 Revaluation surplus on investments

Revaluation surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Revaluation surplus on investments				
Debt instruments	944	723	899	724
Equity securities	1,408	764	1,137	644
Total	2,352	1,487	2,036	1,368

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

7.4 Maturity for debt instruments

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	30 June 2010				31 December 2009			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	106,351	30,620	5,394	142,365	86,143	71,242	6,648	164,033
1.2 Private enterprise debt instruments	2,010	12	106	2,128	1,195	254	66	1,515
1.3 Foreign debt instruments	259	6,018	106	6,383	2,269	8,883	-	11,152
Total	108,620	36,650	5,606	150,876	89,607	80,379	6,714	176,700
Add Allowance for revaluation	181	347	618	1,146	325	249	288	862
Less Allowance for impairment	-	-	(46)	(46)	(46)	-	-	(46)
Total	108,801	36,997	6,178	151,976	89,886	80,628	7,002	177,516
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	114	5,084	41,662	46,860	459	5,370	37,376	43,205
2.2 Private enterprise debt instruments	526	2,956	13,004	16,486	1,254	1,609	10,712	13,575
2.3 Foreign debt instruments	100	517	1,510	2,127	103	361	1,142	1,606
Total	740	8,557	56,176	65,473	1,816	7,340	49,230	58,386
Less Allowance for impairment	-	-	(599)	(599)	-	-	(599)	(599)
Total	740	8,557	55,577	64,874	1,816	7,340	48,631	57,787
Total Debt Instruments	109,541	45,554	61,755	216,850	91,702	87,968	55,633	235,303

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

(Million Baht)

	The Bank							
	30 June 2010				31 December 2009			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	104,161	30,491	3,407	138,059	85,697	70,786	5,754	162,237
1.2 Private enterprise debt instruments	1,052	-	45	1,097	1,136	243	-	1,379
1.3 Foreign debt instruments	260	6,018	-	6,278	2,269	8,883	-	11,152
Total	105,473	36,509	3,452	145,434	89,102	79,912	5,754	174,768
Add Allowance for revaluation	166	338	387	891	317	217	190	724
Less Allowance for impairment	-	-	(46)	(46)	(46)	-	-	(46)
Total	105,639	36,847	3,793	146,279	89,373	80,129	5,944	175,446
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	-	3,255	5	3,260	-	3,599	15	3,614
2.2 Private enterprise debt instruments	-	-	583	583	-	-	583	583
2.3 Foreign debt instruments	100	-	-	100	103	-	-	103
Total	100	3,255	588	3,943	103	3,599	598	4,300
Less Allowance for impairment	-	-	(583)	(583)	-	-	(583)	(583)
Total	100	3,255	5	3,360	103	3,599	15	3,717
Total Debt Instruments	105,739	40,102	3,798	149,639	89,476	83,728	5,959	179,163

7.5 Investment in other companies having a going concern

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	30 June 2010					
	Consolidated			The Bank		
	Cost Value/ Book Value	Fair Value	Allowance for Impairment	Cost Value/ Book Value	Fair Value	Allowance for Impairment
1. Closed financial institutions						
- Debt Instrument	130	-	(130)	130	-	(130)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments						
- Debt Instrument	46	-	(46)	46	-	(46)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting						
- Equity Securities	293	-	(293)	293	-	(293)
- Debt Instrument	453	-	(453)	453	-	(453)
4. Investment in receivables with uncertainty in settlement or in default	545	246	(299)	505	217	(288)
Total	1,467	246	(1,221)	1,427	217	(1,210)

(Million Baht)

	31 December 2009					
	Consolidated			The Bank		
	Cost Value/ Book Value	Fair Value	Allowance for Impairment	Cost Value/ Book Value	Fair Value	Allowance for Impairment
1. Closed financial institutions						
- Debt Instrument	130	-	(130)	130	-	(130)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments						
- Debt Instrument	46	-	(46)	46	-	(46)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting						
- Equity Securities	293	-	(293)	293	-	(293)
- Debt Instrument	453	-	(453)	453	-	(453)
4. Investment in receivables with uncertainty in settlement or in default	664	363	(301)	622	334	(288)
Total	1,586	363	(1,223)	1,544	334	(1,210)

7.6 Business acquisition

The general meeting of shareholders of KBank No.97 dated 3 April 2009, has approved KBank to make additional investment in Muang Thai Life Assurance Co., Ltd. ("MTL"), by acquiring additional ordinary shares of Muangthai Group Holding Co., Ltd. ("MTGH") (Formerly: Muangthai Fortis Holding Co., Ltd.) for KBank to hold approximately 51% of the total shares issued by MTGH.

As part of the acquisition of the additional shares of MTGH by KBank, KBank established 3 limited companies, which incorporate under the laws of Thailand, in order to comply with the regulations stipulated in the Life Insurance Act B.E. 2535, as amended pursuant to the Office of Insurance Commission approval. Such companies consist of:

1. Thanyathanathavee Co., Ltd.	- 100% held by KBank
2. Thanyathamrongkij Co., Ltd.	- 100% held by KBank
3. Thanyanithiwattana Co., Ltd.	- 25.50% held by Thanyathanathavee Co., Ltd. and 25.50% held by Thanyathamrongkij Co., Ltd. which both companies held investment through Ruang Khao Phuean Thai Joint Invesment Agreement, pursuant to the regulations under the Life Insurance Act B.E. 2535, as amended.
	- 49% held by KBank

On 30 November 2009, KBank and Thanyanithiwattana Co., Ltd. acquired 7,725,147 and 11,466,488 ordinary shares in MTGH respectively. The total 19,191,635 additional ordinary shares acquired in MTGH, valued Baht 7,529 million in total, resulted in KBank holding 51% of total issued shares. In other words, KBank holds directly 26% and indirectly 25% of total issued shares in MTGH.

MTGH holds 75% and 98% of the total shares issued by MTL and Muangthai Broker Co., Ltd ("MTB") respectively. Consequently, KBank holds 38.25% and 49.98% of the total shares issued by MTL and MTB respectively.

7.7 Investments in subsidiaries and associated companies

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

			Consolidated				
			% Shareholding				
	Type of Business	Type of Share	Direct and indirect 30 June 2010 and 31 December 2009	Cost method 30 June 2010	Cost method 31 December 2009	Equity method 30 June 2010	Equity method 31 December 2009
Associated companies							
Goco Co., Ltd.[1]	Information and communication System Development	Ordinary	32.35%	6	6	6	6
Processing Center Co., Ltd.	Service	Ordinary	30.00%	15	15	105	107
Rural Capital Partners Co., Ltd.	Venture Capital	Ordinary	27.50%	2	2	2	2
Lawson-Marsh Events Co., Ltd.[1]	Venture Capital	Ordinary	35.71%	5	5	5	5
Sukhothai Land Co., Ltd.[1]	Venture Capital	Ordinary	20.00%	10	10	10	10
Humanica Co., Ltd.[1]	Software design and development	Ordinary	21.60%	13	13	13	13
2Spot Communications Co., Ltd.[1]	Information and communication System Development	Ordinary	20.17%	5	5	5	5
Total				56	56	146	148
Less Allowance for impairment				(1)	(1)	(1)	(1)
Investments in Associated Companies – Net				55	55	145	147

[1] The Bank holds shares indirectly through K-SME Venture Capital Co., Ltd.

(Million Baht)

			The Bank				
	Type of Business	Type of Share	% Shareholding Direct and indirect 30 June 2010 and 31 December 2009	Cost method 30 June 2010	Cost method 31 December 2009	Dividend income 30 June 2010	Dividend income 30 June 2009
Subsidiary companies							
KASIKORN ASSET MANAGEMENT CO., LTD.	Mutual Fund Management	Ordinary	100.00%	2,003	2,003	426	350
KASIKORN RESEARCH CENTER CO., LTD	Service	Ordinary	100.00%	6	6	-	-
KASIKORN SECURITIES PCL	Securities Business	Ordinary	99.99%	1,312	1,312	-	-
KASIKORN LEASING CO., LTD.	Lending	Ordinary	100.00%	900	900	-	-
KASIKORN FACTORY & EQUIPMENT CO., LTD.	Lending	Ordinary	100.00%	237	237	-	-
Phethai Asset Management Co., Ltd.	Asset Management	Ordinary	100.00%	5,000	5,998	-	-
KHAO KLA Venture Capital Management Co., Ltd.	Venture Capital Management	Ordinary	100.00%	-	-	-	-
K-SME Venture Capital Co., Ltd.	Venture Capital	Ordinary	100.00%	200	200	-	-
Progress Software Co., Ltd.	Service	Ordinary	100.00%	19	19	-	20
Progress Plus Co., Ltd.	Service	Ordinary	100.00%	4	4	3	4
Progress Appraisal Co., Ltd.	Service	Ordinary	100.00%	5	5	20	15
Progress Gunpai Co., Ltd.	Service	Ordinary	100.00%	21	21	50	80
Progress Management Co., Ltd.	Service	Ordinary	100.00%	6	6	-	6
Progress Facilities Management Co., Ltd.	Service	Ordinary	100.00%	5	5	7	5
Progress Services Co., Ltd.	Service	Ordinary	100.00%	2	2	16	12
Progress Land and Buildings Co., Ltd.	Property Development	Ordinary	100.00%	639	639	-	-
Progress Storage Co., Ltd.	Service	Ordinary	100.00%	3	3	8	7
Progress HR Co., Ltd.	Service	Ordinary	100.00%	1	1	19	18
Progress Services Support Co., Ltd.	Service	Ordinary	100.00%	4	4	-	7
Progress Collection Co., Ltd.	Service	Ordinary	100.00%	5	5	-	-
Progress Training Co., Ltd.	Service	Ordinary	100.00%	2	2	1	-

(Million Baht)

			The Bank				
			% Shareholding				
	Type of Business	Type of Share	Direct and indirect	Cost method		Dividend income	
			30 June 2010 and 31 December 2009	30 June 2010	31 December 2009	30 June 2010	30 June 2009
Subsidiary companies							
Thanyathanathavee Co., Ltd.	Investment in other companies	Ordinary	100.00%	1,149	1,149	-	-
Thanyathamrongkij Co., Ltd.	Investment in other companies	Ordinary	100.00%	1,149	1,149	-	-
Thanyanithiwattana Co., Ltd.	Investment in other companies	Ordinary	100.00%	2,204	2,204	-	-
Ruang Khao Phuean Thai Joint Investment Agreement	Investment in other companies	Ordinary	100.00%	-	-	-	-
Muangthai Group Holding Co., Ltd.	Holding	Ordinary	51.00%	3,077	3,077	141	-
Muang Thai Life Assurance Co., Ltd.	Life Insurance	Ordinary	38.25%	-	-	-	-
Muangthai Broker Co., Ltd.	Insurance Broker	Ordinary	49.98%	-	-	-	-
Associated companies							
Processing Center Co., Ltd.	Service	Ordinary	30.00%	15	15	4	75
Rural Capital Partners Co., Ltd.	Venture Capital	Ordinary	27.50%	2	2	-	-
Total				17,970	18,968	695	599
Less Allowance for impairment				(1,913)	(1,913)	-	-
Investments in Subsidiaries and Associated Companies – Net				16,057	17,055	695	599

The recording of investments in associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or reviewed financial statements and from management information that has not been audited or reviewed by the auditors.

7.8 Investments over 10% held by the Banks and its subsidiaries

As of 30 June 2010 and 31 December 2009, investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Manufacturing and commerce	104	118	17	17
Property development and construction	506	522	506	522
Infrastructure and services	271	271	271	271
Others	586	670	329	328
Total	1,467	1,581	1,123	1,138

7.9 Financial position and results of operations of the Bank's subsidiaries

The summary of financial position and results of operations of the Bank's subsidiaries are set out below :

(Million Baht)

	Balance Sheets					
	30 June 2010 (Unaudited)			31 December 2009		
	Total Assets	Total Liabilities	Total Equity	Total Assets	Total Liabilities	Total Equity
Subsidiary Companies						
K Companies	58,945	55,255	3,690	54,307	50,864	3,443
Companies in MTGH Group	85,878	73,194	12,684	73,660	62,792	10,868
Phethai - AMC	3,426	35	3,391	4,463	47	4,416
Support Service Providers to KASIKORNBANK GROUP (P Companies) and others	10,952	585	10,367	11,029	679	10,350
Total	159,201	129,069	30,132	143,459	114,382	29,077
Associated Companies	399	42	357	571	90	481

(Million Baht)

	Statements of Income					
	For the Three-Month Periods Ended 30 June					
	2010			2009		
	(Unaudited)			(Unaudited)		
	Revenue	Expenses	Net Profit (Loss)	Revenue	Expenses	Net Profit
Subsidiary Companies						
K Companies	1,627	1,271	356	1,357	1,085	272
Companies in MTGH Group	8,965	8,137	828	-	-	-
Phethai – AMC	10	14	(4)	49	31	18
Support Service Providers to KASIKORNBANK GROUP (P Companies) and others	888	823	65	774	715	59
Total	11,490	10,245	1,245	2,180	1,831	349
Associated Companies	53	43	10	46	44	2

(Million Baht)

	Statements of Income					
	For the Six-Month Periods Ended 30 June					
	2010 (Unaudited)			2009 (Unaudited)		
	Revenue	Expenses	Net Profit (Loss)	Revenue	Expenses	Net Profit
Subsidiary Companies						
K Companies	3,191	2,518	673	2,613	2,176	437
Companies in MTGH Group	17,003*	15,623	1,380	-	-	-
Phethai – AMC	26	52	(26)	77	42	35
Support Service Providers to KASIKORNBANK GROUP (P Companies) and others	1,733	1,609	124	1,478	1,361	117
Total	21,953	19,802	2,151	4,168	3,579	589
Associated Companies	102	87	15	104	89	15

* Excluding inter-group transactions being dividend from subsidiary in the amount of Baht 1,500 million

7.10 Disclosure of The Statements of Cash Flows of The Asset Management Company ("AMC")

In accordance with the Bank of Thailand's notification number Sor Nor Sor (01) Wor 3258/2543 dated 27 November 2000, relating to the operational regulations of the asset management company, the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Phethai-AMC are as follows:

Phethai Asset Management Company Limited
Statements of Cash Flows
For the Six-Month Periods Ended 30 June 2010 and 2009
(Audited)

	Million Baht	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
(Loss) income before income tax	(26)	35
Add (Less) Adjustments to reconcile income before income tax to net cash		
Gain on investment in securities	-	(1)
Loss on impairment of properties foreclosed	21	24
Reversal of loss on impairment of other assets	(1)	-
Gain on transfer of changing account	-	(3)
Amortization of discount on promissory note receivables	(8)	(6)
Decrease in accrued expenses	(2)	(1)
	(16)	48
Net income from interest and dividends	(13)	(22)
Interest and dividends received	13	24
Interest paid	-	(5)
Income tax received (paid)	13	(3)
Net (loss) profit from operations before changes in operating assets and liabilities	(3)	42

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Six-Month Periods Ended 30 June 2010 and 2009

(Audited)

	Million Baht	
	2010	2009
Decrease in operating assets		
Investments in receivables	11	8
Loans and receivables	40	113
Properties foreclosed	474	237
Other assets	154	85
(Decrease) increase in operating liabilities		
Other liabilities	(11)	44
Net Cash Provided by Operating Activities	665	529
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of investments in securities	-	6
Net Cash Provided by Investing Activities	-	6
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from the Bank	-	(530)
Cash paid for capital decrease	(998)	-
Net Cash Used in Financing Activities	(998)	(530)
Net (decrease) increase in cash and cash equivalents	(333)	5
Cash and cash equivalents at the beginning of the period	560	24
Cash and cash equivalents at the end of the period	227	29

8 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables consisted of:

8.1 Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Overdrafts	174,812	168,382	174,196	167,725
Loans	442,253	408,632	488,332	449,248
Bills	275,276	283,126	278,414	286,712
Others	86,225	83,238	28,104	30,203
Total	978,566	943,378	969,046	933,888
Add Accrued interest receivable	1,200	1,051	1,002	1,010
Total	979,766	944,429	970,048	934,898
Less Allowance for doubtful accounts	(31,119)	(29,526)	(29,873)	(28,347)
Less Revaluation allowance for debt restructuring	(5,226)	(4,519)	(5,226)	(4,493)
Total	943,421	910,384	934,949	902,058

8.2 Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Within 1 year	502,694	501,847	496,263	495,165
Over 1 year	477,072	442,582	473,785	439,733
Total	979,766	944,429	970,048	934,898

8.3 Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	30 June 2010			31 December 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	926,160	4,923	931,083	900,115	4,820	904,935
US Dollars	45,377	162	45,539	36,267	267	36,534
Other currencies	2,836	308	3,144	2,801	159	2,960
Total	974,373	5,393	979,766	939,183	5,246	944,429

(Million Baht)

	The Bank					
	30 June 2010			31 December 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	916,442	4,923	921,365	890,584	4,820	895,404
US Dollars	45,377	162	45,539	36,267	267	36,534
Other currencies	2,836	308	3,144	2,801	159	2,960
Total	964,655	5,393	970,048	929,652	5,246	934,898

8.4 Classified by Type of Business and Account Status

(Million Baht)

	Consolidated					
	30 June 2010					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	25,956	692	107	387	457	27,599
Manufacturing and commerce	497,822	12,141	2,672	4,064	12,181	528,880
Property development and Construction	49,142	1,320	276	367	2,892	53,997
Infrastructure and services	105,642	2,034	398	984	4,429	113,487
Housing loans	148,274	1,487	645	1,031	1,721	153,158
Others	91,242	1,561	575	574	1,324	95,276
Total	918,078	19,235	4,673	7,407	23,004	972,397
Credit balance transaction						2,078
Loan from life insurance business						5,291
Total						979,766

(Million Baht)

	Consolidated					
	31 December 2009					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	22,947	1,040	413	204	425	25,029
Manufacturing and commerce	490,467	11,136	6,403	4,905	10,248	523,159
Property development and Construction	53,512	2,147	355	342	2,776	59,132
Infrastructure and services	94,237	2,493	476	868	4,044	102,118
Housing loans	126,822	1,600	893	930	1,556	131,801
Others	91,561	1,778	700	556	1,232	95,827
Total	879,546	20,194	9,240	7,805	20,281	937,066
Credit balance transaction						2,676
Loan from life insurance business						4,687
Total						944,429

(Million Baht)

	The Bank					
	30 June 2010					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	21,828	406	75	353	436	23,098
Manufacturing and commerce	478,095	11,260	2,558	3,993	11,542	507,448
Property development and Construction	46,750	1,192	264	352	2,395	50,953
Infrastructure and services	97,883	1,792	250	967	4,050	104,942
Housing loans	148,251	1,480	645	1,031	1,590	152,997
Others	127,561	913	501	500	1,135	130,610
Total	920,368	17,043	4,293	7,196	21,148	970,048

(Million Baht)

	The Bank					
	31 December 2009					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	19,534	644	373	161	408	21,120
Manufacturing and commerce	473,414	10,092	6,340	4,832	9,606	504,284
Property development and Construction	51,659	1,986	337	327	2,263	56,572
Infrastructure and services	87,316	1,899	458	849	3,901	94,423
Housing loans	126,797	1,590	894	930	1,391	131,602
Others	123,891	859	610	495	1,042	126,897
Total	882,611	17,070	9,012	7,594	18,611	934,898

8.5 Classified by Account Status

(Million Baht)

	Consolidated			
	30 June 2010			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	918,078	312,391	1	3,124
Special Mention	19,235	4,315	2	86
Sub-Standard	4,673	1,693	100	1,693
Doubtful	7,407	2,562	100	2,562
Doubtful of Loss	23,004	13,234	100	13,234
Total	972,397	334,195		20,699
Allowance established in excess of BoT's regulations	-			10,298
Credit balance transaction	2,078			-
Loan from Life Insurance business	5,291			122
Total	979,766			31,119

(Million Baht)

	Consolidated			
	31 December 2009			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	879,546	282,937	1	2,829
Special Mention	20,194	3,956	2	79
Sub-Standard	9,240	3,065	100	3,061
Doubtful	7,805	3,020	100	3,020
Doubtful of Loss	20,281	11,261	100	11,261
Total	937,066	304,239		20,250
Allowance established in excess of BoT's regulations	-			9,141
Credit balance transaction	2,676			-
Loan from Life Insurance business	4,687			135
Total	944,429			29,526

(Million Baht)

	The Bank			
	30 June 2010			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	920,368	360,524	1	3,605
Special Mention	17,043	4,147	2	83
Sub-Standard	4,293	1,643	100	1,643
Doubtful	7,196	2,551	100	2,551
Doubtful of Loss	21,148	12,480	100	12,480
Total	970,048	381,345		20,362
Allowance established in excess of BoT's regulations				9,511
Total				29,873

(Million Baht)

	The Bank			
	31 December 2009			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	882,611	325,962	1	3,260
Special Mention	17,070	3,716	2	74
Sub-Standard	9,012	3,057	100	3,057
Doubtful	7,594	3,001	100	3,001
Doubtful of Loss	18,611	10,531	100	10,531
Total	934,898	346,267		19,923
Allowance established in excess of BoT's regulations				8,424
Total				28,347

8.6 Unearned interest

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Unearned interest	5,348	5,185	259	280

8.7 Non-performing loans (NPL)

According to the BoT's directive number SOR NOR SOR 68/2551, dated 3 August 2008, titled "Preparation and announcement of condensed report of assets and liabilities of commercial banks" non-performing loans (NPL gross) are defined as sub-standard quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's directive number SOR NOR SOR 31/2551, dated 3 August 2008, titled "Classification and provision criteria of financial institution".

Non-performing loans, net (NPL net) refers to the non-performing loan value, net of total allowances for doubtful accounts.

In accordance with the BoT's regulations, commercial banks are required to report the following information:

- Non-performing loans (NPL gross).
- The ratio of NPL to total loans.
- Non-performing loans, net (NPL net).
- The ratio of total loans, net of allowances for doubtful accounts, which is referred to the ratio of NPL net, to total loans after deduction of allowances for doubtful accounts.

As of 30 June 2010 and 31 December 2009, the Bank and subsidiaries showed non-performing loans (including financial institutions) to comply with BoT's regulations can be summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Non-performing loans, gross				
Non-performing loans	34,910	37,152	32,491	35,072
Total loans used for NPL gross ratio calculation[1]	1,095,212[2]	987,203[2]	1,092,894	985,067
Ratio of total loans	3.19	3.76	2.97	3.56
Non-performing loans, net				
Non-performing loans	17,410	18,473	15,806	17,145
Total loans used for NPL net ratio calculation[1]	1,077,712[2]	968,524[2]	1,076,209	967,141
Ratio of total loans	1.62	1.91	1.47	1.77

[1] Excluding loans from KSecurites and MTL.

[2] Excluding loans to and from subsidiaries, as of 30 June 2010 and 31 December 2009 amounting to Baht 52,740 million and Baht 47,533 million, respectively.

8.8 Non-accrual loans based on the accrual basis

As of 30 June 2010 and 31 December 2009, the Bank and subsidiaries showed non-accrual loans, gross, (including financial institutions) based on the accrual basis to comply with BoT's regulations can be summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Non-accrual loans	68,299	68,769	65,794	66,315
Total loans used for ratio Calculation[1]	1,095,212[2]	987,203[2]	1,092,894	985,067
Percentage of total loans	6.24	6.97	6.02	6.73

[1] Excluding loans from KSecurites and MTL.

[2] Excluding loans to and from subsidiaries, as of 30 June 2010 and 31 December 2009 amounting to Baht 52,740 million and Baht 47,533 million, respectively.

8.9 Listed companies that meet SET's criteria for delisting

As of 30 June 2010 and 31 December 2009, loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated and The Bank					
	30 June 2010			31 December 2009		
	Loans and Accrued Interest Receivable	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivable	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	488	26	404	421	30	334

8.10 Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation ("TAMC")

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within 7 days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by cheque. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree B.E. 2544 and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 30 June 2010 and 31 December 2009, the Bank has set up an estimate for loss sharing amounting to Baht 1,100 million.

For the six-month period ended 30 June 2010, the Bank did not transfer any sub-standard quality assets to TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 30 June 2010 was Baht 14,557 million and the estimated total transfer price up to 30 June 2010 was Baht 10,072 million, for which the Bank received promissory notes from TAMC.

The Bank was informed that loss sharing at the end of the fifth year amounting to Baht 29 million was allocated to the Bank from TAMC. Such allocation is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year.

9 TROUBLED DEBT RESTRUCTURING

During the six-month periods ended 30 June 2010 and 2009, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2010		2009		2010		2009	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	409	11,732	516	13,064	405	11,713	509	13,025
Debt restructuring contracts that incurred no losses	16,795	19,213	19,155	26,580	16,781	19,191	19,129	26,547
Total	17,204	30,945	19,671	39,644	17,186	30,904	19,638	39,572

Losses on debt restructuring for the six-month periods ended 30 June 2010 and 2009 were as follows:

(Million Baht)

		Consolidated 30 June 2010				
		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	23	290	-	Cash, land, premises and investments	226	64
Changes of repayment conditions	353	7,879	7,879	-	-	1,539
Debt restructuring in various forms	33	3,563	3,263	Cash, land, premises and investments	301	839
Total	409	11,732	11,142		527	2,442

(Million Baht)

		Consolidated 30 June 2009				
		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	57	367	-	Cash, land, premises and investments	209	158
Changes of repayment conditions	431	7,977	7,977	-	-	1,340
Debt restructuring in various forms	28	4,720	4,058	Cash, land, premises and investments	662	256
Total	516	13,064	12,035		871	1,754

(Million Baht)

The Bank

30 June 2010

		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	23	290	-	Cash, land, premises and investments	226	64
Changes of repayment conditions	349	7,860	7,860	-	-	1,539
Debt restructuring in various forms	33	3,563	3,263	Cash, land, premises and investments	301	839
Total	405	11,713	11,123		527	2,442

(Million Baht)

The Bank

30 June 2009

		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	57	367	-	Cash, land, premises and investments	209	158
Changes of repayment conditions	424	7,938	7,938	-	-	1,340
Debt restructuring in various forms	28	4,720	4,058	Cash, land, premises and investments	662	256
Total	509	13,025	11,996		871	1,754

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during six-month periods ended 30 June 2010 and 2009 are as follows:

(Million Baht)

	Consolidated							
	2010				2009			
		Outstanding Debt				Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	346	6,654	6,354	6,303	334	5,766	5,250	5,224
5 to 10 years	15	1,476	1,476	1,471	75	5,871	5,730	5,709
Over 10 years	25	3,312	3,312	3,264	50	1,060	1,055	1,053
Total	386	11,442	11,142	11,038	459	12,697	12,035	11,986

(Million Baht)

	The Bank							
	2010				2009			
		Outstanding Debt				Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	342	6,635	6,335	6,292	327	5,727	5,211	5,190
5 to 10 years	15	1,476	1,476	1,471	75	5,871	5,730	5,709
Over 10 years	25	3,312	3,312	3,264	50	1,060	1,055	1,053
Total	382	11,423	11,123	11,027	452	12,658	11,996	11,952

The Bank and its subsidiaries recognized interest income from debt restructuring for the period ended 30 June as follows:

(Million Baht)

	Consolidated				The Bank			
	For the Three-Month Periods		For the Six-Month Periods		For the Three-Month Periods		For the Six-Month Periods	
	2010	2009	2010	2009	2010	2009	2010	2009
Debt restructuring contracts that incurred losses	216	217	412	456	216	217	411	456

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	30 June 2010	31 December 2009
Debt restructuring contracts that incurred losses	471	402

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/years as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Debt restructuring contracts that incurred losses	11,038	14,968	11,027	14,963
Debt restructuring contracts that incurred no losses	15,693	26,156	15,691	26,133
Total	26,731	41,124	26,718	41,096

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Debt restructuring contracts that incurred losses	24,284	24,224	24,266	23,979
Debt restructuring contracts that incurred no losses	37,076	36,177	36,999	36,088
Total	61,360	60,401	61,265	60,067

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

30 June 2010

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Allowances from Insurance Business	Total
Balance at the beginning of the period	2,829	79	3,061	3,020	11,261	9,141	135	29,526
Doubtful accounts (reversal)	295	7	(1,368)	(458)	1,620	1,144	(17)	1,223
Bad debt written off	-	-	-	-	(1,421)	-	-	(1,421)
Others	-	-	-	-	1,774	13	4	1,791
Balance at the end of the period	3,124	86	1,693	2,562	13,234	10,298	122	31,119

(Million Baht)

Consolidated

31 December 2009

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Allowances from Insurance Business	Total
Balance at the beginning of the year	3,031	219	2,350	2,437	11,954	6,403	-	26,394
Transfer from business combination	-	-	-	-	-	-	149	149
Doubtful accounts (reversal)	(202)	(139)	711	583	3,278	2,804	(14)	7,021
Bad debt written off	-	(1)	-	-	(5,469)	-	-	(5,470)
Others	-	-	-	-	1,498	(66)	-	1,432
Balance at the end of the year	2,829	79	3,061	3,020	11,261	9,141	135	29,526

(Million Baht)

The Bank

30 June 2010

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Total
Balance at the beginning of the period	3,260	74	3,057	3,001	10,531	8,424	28,347
Doubtful accounts (reversal)	345	9	(1,414)	(450)	1,533	1,087	1,110
Bad debt written off	-	-	-	-	(1,343)	-	(1,343)
Others	-	-	-	-	1,759	-	1,759
Balance at the end of the period	3,605	83	1,643	2,551	12,480	9,511	29,873

(Million Baht)

The Bank

31 December 2009

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Total
Balance at the beginning of the year	3,371	216	2,332	2,384	11,089	5,733	25,125
Doubtful accounts (reversal)	(111)	(142)	725	617	3,093	2,691	6,873
Bad debt written off	-	-	-	-	(5,189)	-	(5,189)
Others	-	-	-	-	1,538	-	1,538
Balance at the end of the year	3,260	74	3,057	3,001	10,531	8,424	28,347

Bad debt and doubtful accounts (reversal) in the statements of income for the periods ended 30 June 2010 and 2009 consisted of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 June		For the Three-Month Periods Ended 30 June	
	2010	2009	2010	2009
General customers	836	1,590	795	1,563
Financial institutions	(11)	13	(11)	13
Total	825	1,603	784	1,576

(Million Baht)

	Consolidated		The Bank	
	For the Six-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2010	2009	2010	2009
General customers	929	2,980	855	2,918
Financial institutions	2	(1)	2	(1)
Total	931	2,979	857	2,917

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Balance at the beginning of the period/year	4,518	3,378	4,493	3,378
Increase	2,432	2,890	2,432	2,877
Change of classification	(13)	15	-	-
Amortization to interest income	(166)	(276)	(166)	(272)
Others	(1,545)	(1,489)	(1,533)	(1,490)
Balance at the end of the period/year	5,226	4,518	5,226	4,493

Loss on debt restructuring in the statements of income for the periods ended 30 June 2010 and 2009 consisted of:

(Million Baht)

	Consolidated For the Three-Month Periods Ended 30 June		The Bank For the Three-Month Periods Ended 30 June	
	2010	2009	2010	2009
Net present value of cash flows lower than investments in receivables	869	835	869	835
Transferred assets lower than investments in receivables	34	109	34	109
Total	903	944	903	944

(Million Baht)

	Consolidated For the Six-Month Periods Ended 30 June		The Bank For the Six-Month Periods Ended 30 June	
	2010	2009	2010	2009
Net present value of cash flows lower than investments in receivables	2,432	1,770	2,432	1,769
Transferred assets lower than investments in receivables	64	158	64	158
Total	2,496	1,928	2,496	1,927

12 PROPERTIES FORECLOSED, NET

Properties foreclosed consisted of:

(Million Baht)

	Consolidated 30 June 2010			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	16,106	1,794	(2,849)	15,051*
1.2 Movable assets	48	131	(147)	32
Total	16,154	1,925	(2,996)	15,083
2. Others	500	-	(1)	499
Total Properties Foreclosed	16,654	1,925	(2,997)	15,582
Less Allowances for impairment	(1,695)	(235)	451	(1,479)
Total Properties Foreclosed - net	14,959	1,690	(2,546)	14,103

* As of 30 June 2010, the value of immovable assets acquired from debt repayment was apprised by external appraisers and internal appraisers in the amount of Baht 11,244 million and Baht 3,807 million, respectively.

(Million Baht)

	Consolidated 31 December 2009				
Type of Properties Foreclosed	Beginning Balance	Transfer from business combination	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment					
1.1 Immovable assets	15,527	543	4,733	(4,697)	16,106
1.2 Movable assets	33	-	580	(565)	48
Total	15,560	543	5,313	(5,262)	16,154
2. Others	575	-	13	(88)	500
Total Properties Foreclosed	16,135	543	5,326	(5,350)	16,654
Less Allowances for impairment	(1,743)	(35)	(636)	719	(1,695)
Total Properties Foreclosed - net	14,392	508	4,690	(4,631)	14,959

(Million Baht)

	The Bank 30 June 2010			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	13,074	1,736	(1,839)	12,971*
1.2 Movable assets	28	-	-	28
Total	13,102	1,736	(1,839)	12,999
2. Others	3	-	-	3
Total Properties Foreclosed	13,105	1,736	(1,839)	13,002
Less Allowances for impairment	(1,227)	(213)	225	(1,215)
Total Properties Foreclosed - net	11,878	1,523	(1,614)	11,787

* As of 30 June 2010, the value of immovable assets acquired from debt repayment was apprised by external appraisers and internal appraisers amounting to Baht 9,164 million and Baht 3,807 million, respectively.

(Million Baht)

	The Bank 31 December 2009			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	12,553	4,614	(4,093)	13,074
1.2 Movable assets	28	-	-	28
Total	12,581	4,614	(4,093)	13,102
2. Others	35	13	(45)	3
Total Properties Foreclosed	12,616	4,627	(4,138)	13,105
Less Allowances for impairment	(1,387)	(490)	650	(1,227)
Total Properties Foreclosed - net	11,229	4,137	(3,488)	11,878

13 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivables (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated 30 June 2010				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	1,041,177	-	-	1,041,177
Special Mention	-	19,129	-	-	19,129
Sub-Standard	-	4,673	-	-	4,673
Doubtful	-	7,407	-	-	7,407
Doubtful of Loss	3,734	23,004	579	1,198	28,515
Total	3,734	1,095,390	579	1,198	1,100,901

(Million Baht)

	Consolidated 31 December 2009				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	929,946	-	-	929,946
Special Mention	-	20,109	-	-	20,109
Sub-Standard	-	9,240	-	-	9,240
Doubtful	-	7,805	-	-	7,805
Doubtful of Loss	3,745	20,281	872	1,190	26,088
Total	3,745	987,381	872	1,190	993,188

(Million Baht)

	The Bank				
	30 June 2010				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	1,043,468	-	-	1,043,468
Special Mention	-	16,936	-	-	16,936
Sub-Standard	-	4,293	-	-	4,293
Doubtful	-	7,196	-	-	7,196
Doubtful of Loss	3,720	21,148	392	1,197	26,457
Total	3,720	1,093,041	392	1,197	1,098,350

(Million Baht)

	The Bank				
	31 December 2009				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	933,012	-	-	933,012
Special Mention	-	16,984	-	-	16,984
Sub-Standard	-	9,012	-	-	9,012
Doubtful	-	7,594	-	-	7,594
Doubtful of Loss	3,730	18,611	501	1,188	24,030
Total	3,730	985,213	501	1,188	990,632

14 PREMISES AND EQUIPMENT, NET

Changes in premises and equipment for the six-month periods ended 30 June 2010 and 2009 are summarized as follows:

(Million Baht)

Consolidated

30 June 2010

	Change of Cost					Change of Accumulated Depreciation						Book Value	
	Beginning Balance	Increase	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer in (out)	Ending Balance	Impairment Allowance	Beginning Balance	Ending Balance
Land													
Cost	3,536	6	-	-	3,542	-	-	-	-	-	385	3,151	3,157
Revalued cost	8,521	-	-	-	8,521	-	-	-	-	-	-	8,521	8,521
Building													
Cost	13,590	1,097	(19)	(7)	14,661	5,003	173	(5)	346	5,517	122	8,465	9,022
Revalued cost	9,852	-	-	(7)	9,845	4,268	150	-	(4)	4,414	-	5,584	5,431
Equipment	23,090	3,042	(273)	(696)	25,163	13,482	1,129	(278)	(90)	14,243	5	9,600	10,915
Others	2,734	1,950	-	(3,380)	1,304	235	31	-	(92)	174	-	2,499	1,130
Total	61,323	6,095	(292)	(4,090)	63,036	22,988	1,483	(283)	160	24,348	512	37,820	38,176

(Million Baht)

Consolidated

30 June 2009

	Change of Cost					Change of Accumulated Depreciation						Book Value	
	Beginning Balance	Increase	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer in (out)	Ending Balance	Impairment Allowance	Beginning Balance	Ending Balance
Land													
Cost	2,923	161	-	(3)	3,081	-	-	-	-	-	385	2,540	2,696
Revalued cost	6,553	-	-	(3)	6,550	-	-	-	-	-	-	6,553	6,550
Building													
Cost	10,225	861	-	(17)	11,069	4,021	112	-	(7)	4,126	122	6,082	6,821
Revalued cost	8,494	-	-	(20)	8,474	4,105	84	-	(14)	4,175	-	4,389	4,299
Equipment	17,632	762	(62)	(241)	18,091	10,798	736	(62)	(237)	11,235	8	6,826	6,848
Others	3,378	2,689	(1)	(1,494)	4,572	111	33	-	-	144	-	3,267	4,428
Total	49,205	4,473	(63)	(1,778)	51,837	19,035	965	(62)	(258)	19,680	515	29,657	31,642

Depreciation presented in the statements of income of the Bank and its subsidiaries for the six-month periods ended 30 June 2010 and 2009 amounted to Baht 1,483 million and Baht 965 million, respectively (including depreciation on building revaluation of Baht 150 million and Baht 84 million, respectively). As of 30 June 2010 and 31 December 2009, premises and equipment with original costs of Baht 9,010 million and Baht 7,333 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

30 June 2010

	Change of Cost					Change of Accumulated Depreciation						Book Value	
	Beginning Balance	Increase	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer in (out)	Ending Balance	Impairment Allowance	Beginning Balance	Ending Balance
Land													
Cost	3,050	-	-	-	3,050	-	-	-	-	-	385	2,665	2,665
Revalued cost	6,550	-	-	-	6,550	-	-	-	-	-	-	6,550	6,550
Building													
Cost	12,172	1,090	-	(7)	13,255	4,052	134	-	346	4,532	122	7,998	8,601
Revalued cost	8,474	-	-	(7)	8,467	4,257	81	-	(4)	4,334	-	4,217	4,133
Equipment	20,471	3,032	(257)	(685)	22,561	11,625	988	(251)	(72)	12,290	5	8,838	10,266
Others	2,174	1,926	-	(3,256)	844	-	-	-	-	-	-	2,174	844
Total	52,891	6,048	(257)	(3,955)	54,727	19,934	1,203	(251)	270	21,156	512	32,442	33,059

(Million Baht)

The Bank

30 June 2009

	Change of Cost					Change of Accumulated Depreciation						Book Value	
	Beginning Balance	Increase	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Impairment Allowance	Beginning Balance	Ending Balance
Land													
Cost	2,891	160	-	(3)	3,048	-	-	-	-	-	385	2,508	2,663
Revalued cost	6,553	-	-	(3)	6,550	-	-	-	-	-	-	6,553	6,550
Building													
Cost	9,883	859	-	(17)	10,725	3,856	96	-	(8)	3,944	122	5,905	6,659
Revalued cost	8,494	-	-	(20)	8,474	4,105	84	-	(15)	4,174	-	4,389	4,300
Equipment	17,058	669	(59)	(241)	17,427	10,467	695	(59)	(236)	10,867	8	6,583	6,552
Others	2,896	2,685	-	(1,490)	4,091	-	-	-	-	-	-	2,896	4,091
Total	47,775	4,373	(59)	(1,774)	50,315	18,428	875	(59)	(259)	18,985	515	28,834	30,815

Depreciation presented in the statements of income of the Bank for the six-month periods ended 30 June 2010 and 2009 amounted to Baht 1,203 million and Baht 875 million, respectively (including depreciation on building revaluation of Baht 81 million and Baht 84 million, respectively). As of 30 June 2010 and 31 December 2009 premises and equipment with original costs of Baht 7,573 million and Baht 7,219 million, respectively, were fully depreciated but still in use.

15 INTANGIBLE ASSETS, NET

Changes in intangible assets for the six-month periods ended 30 June 2010 and 2009 are summarized as follows:

(Million Baht)

Consolidated

30 June 2010

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	14,945	2,266	(318)	16,893	4,734	450	(129)	5,055	10,211	11,838
Business purchased	270	-	-	270	243	13	-	256	27	14
Goodwill	3,201	-	-	3,201	-	-	-	-	3,201	3,201
Others	16	2	(1)	17	-	-	-	-	16	17
Total	18,432	2,268	(319)	20,381	4,977	463	(129)	5,311	13,455	15,070

(Million Baht)

	Consolidated 30 June 2009									
	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	11,337	2,021	(111)	13,247	3,979	370	-	4,349	7,358	8,898
Business purchased	270	-	-	270	216	13	-	229	54	41
Goodwill	1,167	-	-	1,167	-	-	-	-	1,167	1,167
Others	15	5	(3)	17	-	-	-	-	15	17
Total	12,789	2,026	(114)	14,701	4,195	383	-	4,578	8,594	10,123

Amortization presented in the statements of income of the Bank and its subsidiaries for the six-month periods ended 30 June 2010 and 2009 amounted to Baht 463 million and Baht 383 million, respectively. As of 30 June 2010 and 31 December 2009, intangible assets with original costs of Baht 1,899 million and Baht 1,861 million, respectively, were fully amortized but still in use.

(Million Baht)

The Bank

30 June 2010

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	14,741	2,173	(318)	16,596	4,618	429	(227)	4,820	10,123	11,776
Total	14,741	2,173	(318)	16,596	4,618	429	(227)	4,820	10,123	11,776

(Million Baht)

The Bank

30 June 2009

	Change of Cost				Change of Accumulated Amortization				Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance
Application software	11,170	2,015	(109)	13,076	3,887	360	-	4,247	7,283	8,829
Total	11,170	2,015	(109)	13,076	3,887	360	-	4,247	7,283	8,829

Amortization presented in the statements of income of the Bank for the six-month periods ended 30 June 2010 and 2009 amounted to Baht 429 million and Baht 360 million, respectively. As of 30 June 2010 and 31 December 2009, intangible assets with original costs of Baht 1,822 million and Baht 1,806 million, respectively, were fully amortized but still in use.

16 DEPOSITS

Deposits were classified as of 30 June 2010 and 31 December 2009 as follows:

16.1 Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Current	55,024	54,743	55,346	55,613
Savings	607,706	537,741	608,783	539,341
Term				
- Less than 6 months	185,406	166,793	185,508	166,895
- 6 months and less than 1 year	30,354	96,882	30,354	96,882
- 1 year and over 1 year	150,037	119,333	150,037	119,333
Total	1,028,527	975,492	1,030,028	978,064

16.2 Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Within 1 year	930,945	910,015	932,446	912,587
Over 1 year	97,582	65,477	97,582	65,477
Total	1,028,527	975,492	1,030,028	978,064

16.3 Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	30 June 2010			31 December 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	984,479	29,584	1,014,063	933,957	28,596	962,553
US Dollars	10,093	1,073	11,166	9,219	1,222	10,441
Other currencies	2,840	458	3,298	2,123	375	2,498
Total	997,412	31,115	1,028,527	945,299	30,193	975,492

(Million Baht)

	The Bank					
	30 June 2010			31 December 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	985,980	29,584	1,015,564	936,529	28,596	965,125
US Dollars	10,093	1,073	11,166	9,219	1,222	10,441
Other currencies	2,840	458	3,298	2,123	375	2,498
Total	998,913	31,115	1,030,028	947,871	30,193	978,064

17 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) consisted of :

(Million Baht)

	Consolidated					
	30 June 2010			31 December 2009		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	2,707	2,707	-	2,781	2,781
Commercial banks	2,063	25,087	27,150	1,497	33,050	34,547
Other banks	169	-	169	164	-	164
Finance, securities and credit foncier companies	3,569	1,152	4,721	2,452	337	2,789
Other financial institutions	2,220	884	3,104	1,500	43	1,543
Total Domestic	8,021	29,830	37,851	5,613	36,211	41,824
2. Foreign						
US Dollars	9	-	9	14	-	14
Yen	113	5,009	5,122	-	4,646	4,646
Other currencies	512	-	512	501	-	501
Total Foreign	634	5,009	5,643	515	4,646	5,161
Total Domestic and Foreign	8,655	34,839	43,494	6,128	40,857	46,985

(Million Baht)

	The Bank					
	30 June 2010			31 December 2009		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	2,707	2,707	-	2,781	2,781
Commercial banks	2,063	25,087	27,150	1,497	33,051	34,548
Other banks	186	-	186	169	-	169
Finance, securities and credit foncier companies	5,316	1,152	6,468	3,468	337	3,805
Other financial institutions	2,220	884	3,104	1,500	43	1,543
Total Domestic	9,785	29,830	39,615	6,634	36,212	42,846
2. Foreign						
US Dollars	9	-	9	14	-	14
Yen	113	5,009	5,122	-	4,646	4,646
Other currencies	512	-	512	501	-	501
Total Foreign	634	5,009	5,643	515	4,646	5,161
Total Domestic and Foreign	10,419	34,839	45,258	7,149	40,858	48,007

18 SHORT-TERM BORROWINGS

Short-term borrowings consisted of :

Consolidated

	30 June 2010			31 December 2009		
	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)
Short-Term Borrowings	1-364	0-6.50	53,949	2-364	0.00-5.00	37,404

The Bank

	30 June 2010			31 December 2009		
	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)	Maturity(Days)	Interest Rate (%)	Amount (Million Baht)
Short-Term Borrowings	1-364	0-6.50	53,386	2-364	0.00-5.00	37,327

19 LONG-TERM BORROWINGS

Long-term borrowings consisted of :

(Million Baht)

	Consolidated and The Bank					
	30 June 2010			31 December 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures	-	5,929	5,929	-	6,097	6,097
Subordinated Debentures KASIKORNBANK PCL No.3	12,000	-	12,000	12,000	-	12,000
Subordinated Debentures KASIKORNBANK PCL No.1/2008	17,000	-	17,000	17,000	-	17,000
Subordinated Debentures KASIKORNBANK PCL No.1/2009	600	-	600	600	-	600
Subordinated Debentures KASIKORNBANK PCL No.1/2010	7,500	-	7,500	-	-	-
Other borrowings	3,873	-	3,873	5,870	-	5,870
Total	40,973	5,929	46,902	35,470	6,097	41,567

SUBORDINATED DEBENTURES

The Board of Directors in its meeting on 25 July 1996 approved the issuance of USD 200 million of unsecured Subordinated Debentures, having a face value of USD 100,000 each, with a twenty-year maturity offered at a price of USD 98,997 each on 21 August 1996 and carrying an 8.25 percent coupon rate payable semi-annually. The Bank repurchased USD 16.69 million of such Subordinated Debentures in accordance with the Board of Directors resolution, which was approved on 28 May 2009. The settlement was completed on 2 July 2009.

SUBORDINATED DEBENTURES NO. 3

The Board of Directors in its meeting on 25 September 2003 approved the issuance of these Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate and liquidity risks, as well as to strengthen the status of the Bank's tier two capital funds. On 16 October 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

KBank Subordinated Debenture No.1/2008 , KBank Subordinated Debenture No.1/2009 and KBank Subordinated Debenture No.1/2010

On 25 September 2008, the Board of Directors in its meeting approved the issuance of these Unsubordinated and/or Subordinated Debentures in name certificate, unconvertible and without security in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate and liquidity risks, as well as to strengthen the status of the Bank's tier two capital funds. The Bank issued and offered the Subordinated Debentures as follows:

On 19 December 2008, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMTED No.1/2008 Due A.D. 2018, which the Bank may redeem the debenture before maturity, in the amount of Baht 17,000 million, with a ten-year maturity. The debentures bear interest at the fixed interest rate for the first three years of 5.25 % per annum, the fixed interest rate for the next four years of 5.75 % per annum and the fixed interest rate for the final three years of 6.50 % per annum. Interest is payable quarterly.

On 17 July 2009, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMTED No.1/2009 Due A.D.2019, which the Bank may redeem the debenture before maturity, in the amount of Baht 600 million, with a ten-year maturity. The debentures bear interest at the fixed interest rate for the first three years of 4.85 % per annum, the fixed interest rate for the next four years of 5.25 % per annum and the fixed interest rate for the final three years of 5.75 % per annum. Interest is payable quarterly.

On 29 April 2010, the Board of Directors in its meeting approved the issuance of these Unsubordinated and/or Subordinated Debentures in name certificate, unconvertible and without security in order to raise long-term funding at a reasonable cost. The Bank issued and offered the Subordinated Debentures as follows:

On 22 June 2010, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMTED No.1/2010 Due A.D. 2020, which the Bank may redeem the debenture before maturity, in the amount of Baht 7,500 million, with a ten-year maturity. The debentures bear interest at the fixed interest of 4.50 % per annum. Interest is payable quarterly.

The Bank may redeem KBank Subordinated Debenture No.1/2008, KBank Subordinated Debenture No.1/2009 and KBank Subordinated Debenture No.1/2010 before maturity under the following criteria:

(A) Before the fifth anniversary of the issue date, under a notice by the Bank of Thailand that

   (1) The debenture will no longer be classified as a financial instrument, which can be counted as Tier two capital fund of the Bank; or

   (2) The debenture can be counted as Tier two capital fund, at the proportion less than 50 percent of Tier one capital fund of the Bank; or

(B) On the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or

(C) The Bank is under court order for complete receivership, or for business rehabilitation or for bankruptcy under the Bankruptcy Act or other applicable laws or under the Bank's liquidation process; or

(D) If the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or

(E) In any other cases as may be later stipulated by the Bank of Thailand.

20 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of the consolidated and the Bank-only basic earnings per share for the three-month period ended 30 June 2010 was based on profit attributable to ordinary shareholders of Baht 4,763 million and Baht 4,368 million, respectively (2009: Baht 3,705 million and Baht 3,626 million, respectively) and the weighted average number of ordinary shares outstanding during the three-month ended 30 June 2010 of 2,393,260,193 shares (2009: 2,393,260,193 shares).

The calculation of the consolidated and the Bank-only basic earnings per share for the six-month period ended 30 June 2010 was based on profit attributable to ordinary shareholders of Baht 9,127 million and Baht 8,564 million, respectively (2009: Baht 7,504 million and Baht 7,509 million, respectively) and the weighted average number of ordinary shares outstanding during the six-month period ended 30 June 2010 of 2,393,260,193 shares (2009: 2,393,260,193 shares).

For the three-month and the six-month periods ended 30 June 2010, the Bank did not issue ordinary shares.

21 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of 30 June 2010 and 31 December 2009 were calculated from the financial statements of the Bank. The Bank has chosen to adopt the standardized Approach in compliance with Basel II Accord, which is consistent with the BoT requirements.

(Million Baht)

	30 June 2010	31 December 2009
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	42,036	42,036
Legal reserves	3,050	3,050
Net income after appropriation	59,949	57,876
Less Investments in subordinated debt of other financial institutions (Already included in their capital requirements)	(15)	(1)
Total Tier 1 Capital Base	105,020	102,961
Tier 2 Capital		
Surplus on land revaluation	4,585	4,585
Surplus on premises revaluation	2,064	2,106
Surplus on marketable equity securities revaluation	511	290
Provision for normal assets	12,969	11,698
Subordinated debentures	30,684	30,852
Less Investments in subordinated debt of other financial institutions (Already included in their capital requirements)	(15)	(1)
Total Tier 2 Capital Base	50,798	49,530
Total Capital Base	155,818	152,491

The BoT's regulations requires that banks registered in Thailand maintain a capital adequacy ratio of not less than 8.5% and that tier-1 capital ratio must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	30 June 2010	31 December 2009
Capital adequacy ratio	15.02	15.19
Tier-1 Capital ratio	10.12	10.25

22 RESERVES

Section 116 of the Public Companies Act B.E. 2535 requires that the Bank shall allocate not less than 5 percent of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorized capital. In addition, The provisions of the Civil and Commercial Code of Thailand require that subsidiary companies shall allocate not less 5 percent of their annual net profit each time a dividend is declared, to a reserve account ("legal reserve") until the reserve reaches 10 percent of authorized share capital. The legal reserve is not available for dividend distribution.

23 DIVIDEND PAYMENTS

On 7 April 2010, the Annual General Meeting of Shareholders of the Bank approved to pay dividend from the operating results of 2009 at the rate of Baht 2.50 per share, totaling Baht 5,983 million. The interim dividend was paid at the rate of Baht 0.50 per share, totaling Baht 1,197 million on 24 September 2009 and the remaining dividend was paid at the rate of Baht 2.00 per share, totaling Baht 4,786 million, on 30 April 2010.

On 27 August 2009, the Board of Directors Meeting of the Bank approved to pay dividends from the six-month operating results of 2009 at the rate of Baht 0.50 per share, totaling Baht 1,197 million, which was paid on 24 September 2009.

On 3 April 2009, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2008 at the rate of Baht 2.00 per share, totaling Baht 4,787 million, of which Baht 1,197 million was paid on 25 September 2008 and the remaining balance of Baht 3,590 million was paid on 28 April 2009.

24 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Deposits	1,573	1,024	1,494	926
Government bonds	38,716	43,699	24,254	32,517
State enterprises bonds	411	411	101	101
Total	40,700	45,134	25,849	33,544

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

25 COMMITMENTS

Commitments as of 30 June 2010 and 31 December 2009 consisted of:

(Million Baht)

	Consolidated					
	30 June 2010			31 December 2009		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals on bills	3,534	-	3,534	2,314	-	2,314
Letters of indemnity-						
borrowing	14	112	126	7	133	140
Other guarantees	102,594	8,501	111,095	92,885	8,397	101,282
Letters of credit	1,117	19,236	20,353	1,312	19,840	21,152
Exchange rate agreements						
Purchase agreements	47,383	331,150	378,533	41,279	392,680	433,959
Sale agreements	121,456	372,714	494,170	170,529	437,840	608,369
Interest rate agreements						
Purchase agreements	640,732	57,550	698,282	668,217	66,792	735,009
Sale agreements	644,278	57,550	701,828	667,763	66,792	734,555
Credit Default Swap	100	-	100	100	-	100
Unused credit line of						
overdraft	157,702	-	157,702	149,339	-	149,339
Others	2,345	16,904	19,249	3,007	21,612	24,619
Total	1,721,255	863,717	2,584,972	1,796,752	1,014,086	2,810,838

(Million Baht)

	The Bank					
	30 June 2010			31 December 2009		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals on bills	3,534	-	3,534	2,314	-	2,314
Letters of indemnity-borrowing	14	112	126	7	133	140
Other guarantees	102,584	8,474	111,058	92,885	8,397	101,282
Letters of credit	1,117	19,236	20,353	1,312	19,840	21,152
Exchange rate agreements						
Purchase agreements	47,383	331,282	378,665	41,279	392,690	433,969
Sale agreements	121,456	372,714	494,170	170,529	437,840	608,369
Interest rate agreements						
Purchase agreements	640,732	57,550	698,282	668,217	66,792	735,009
Sale agreements	644,278	57,550	701,828	667,763	66,792	734,555
Credit Default Swap	100	-	100	100	-	100
Unused credit line of overdraft	157,702	-	157,702	149,339	-	149,339
Others	2,307	16,904	19,211	2,959	21,569	24,528
Total	1,721,207	863,822	2,585,029	1,796,704	1,014,053	2,810,757

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 10,071 million and Baht 9,613 million as of 30 June 2010 and 31 December 2009, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

As of 30 June 2010 and 31 December 2009, Muang Thai Life Assurance Company Limited has been sued as insurer, with claims amounting to approximately Baht 138 million and Baht 129 million respectively. The Management believes that any liability resulting from this litigation will not be material to the Company's financial position or on the results of its operations.

26 RELATED PARTY TRANSACTIONS AND BALANCES

26.1 Loans and contingencies made to officers[1] and to business entities where the Bank and its subsidiaries, their directors or officers, hold 10% or more of their paid-up capital, in which market price as charged as with other normal business, are summarized as follows:

(Million Baht)

	Consolidated	
	30 June 2010	31 December 2009
Loans		
1. Officers	7	18
2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid - up capital	733	849
Total	740	867
Contingencies		
1. Officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid - up capital	1	-
Total	1	-

(Million Baht)

	The Bank	
	30 June 2010	31 December 2009
Loans		
1. Officers	7	18
2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid - up capital	52,907	47,826
Total	52,914	47,844
Contingencies		
1. Officers	-	-
2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid - up capital	59	31
Total	59	31

[1] Officers include directors and those who hold management positions (department head level and above) in the Financial Accounting Management and Financial Planning Departments.

26.2 Related Parties

Relationships between the Bank and other business entities where control exists for the years ended 30 June 2010 and 31 December 2009 are explained in Note 7.7

26.3 Significant transactions occurring between the Bank and the Phethai Asset Management Company Limited are summarized as follows:

(Million Baht)

	The Bank	
	30 June 2010	31 December 2009
Deposits	220	561

(Million Baht)

	The Bank	
	For the Three-Month Periods Ended 30 June	
	2010	2009
Interest income	-	1

(Million Baht)

	The Bank	
	For the Six-Month Periods Ended 30 June	
	2010	2009
Interest income	-	3
Other income	6	-

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited using the same method as for general customers and in accordance with the BoT's regulations.

26.4 Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

26.4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies excluding Phethai Asset Management Company Limited are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Interbank and Money Market Items (Assets)				
Subsidiary Company				
- KASIKORN SECURITIES PCL	-	-	99	-
Loans				
Subsidiary Companies				
- KASIKORN LEASING CO., LTD.	-	-	48,289	43,115
- KASIKORN FACTORY & EQUIPMENT CO., LTD.	-	-	3,782	3,860
Other Assets				
Subsidiary Companies				
- Muang Thai Life Assurance Co., Ltd.	-	-	226	117
- KASIKORN ASSET MANAGEMENT CO., LTD.	-	-	58	48
- KASIKORN LEASING CO., LTD.	-	-	6	10

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Deposits				
Subsidiary Companies				
- KASIKORN LEASING CO., LTD.	-	-	613	400
- KASIKORN ASSET MANAGEMENT CO., LTD.	-	-	201	1,073
- Progress Gunpai Co., Ltd.	-	-	146	176
- KASIKORN FACTORY & EQUIPMENT CO., LTD.	-	-	127	139
- Progress Software Co., Ltd.	-	-	99	105
- Muangthai Group Holding Co., Ltd.	-	-	83	411
- Progress Appraisal Co., Ltd.	-	-	56	59
- Progress Plus Co., Ltd.	-	-	44	53
- Progress Services Co., Ltd.	-	-	42	52
- K-SME Venture Capital Co., Ltd	-	-	39	29
- Progress Training Co.,Ltd.	-	-	39	10
- Progress Land and Buildings Co., Ltd.	-	-	38	39
- KASIKORN RESEARCH CENTER CO., LTD.	-	-	32	47
- Progress Facilities Management Co., Ltd.	-	-	27	35
- Progress HR Co., Ltd	-	-	26	30
- Progress Service Support Co., Ltd.	-	-	22	46
- Progress Management Co., Ltd.	-	-	22	27
- Progress Storage Co., Ltd.	-	-	19	24
Associated Company				
- Processing Center Co., Ltd.	23	4	23	4

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- KASIKORN SECURITIES PCL	-	-	1,086	1,018
- Muang Thai Life Assurance Co., Ltd.	-	-	1,059	636
Borrowings				
Subsidiary Companies				
- KASIKORN ASSET MANAGEMENT CO., LTD.	-	-	613	578
- Muangthai Group Holding Co., Ltd.	-	-	-	1,517
Other Liabilities				
Subsidiary Companies				
- KASIKORN LEASING CO., LTD.	-	-	667	539
- Progress Software Co., Ltd.	-	-	165	169
- Progress Plus Co., Ltd.	-	-	27	46
- Progress Service Support Co., Ltd.	-	-	24	-
- Progress Appraisal Co., Ltd.	-	-	17	14
- Progress Management Co., Ltd.	-	-	16	-
- Progress Training Co.,Ltd.	-	-	16	-
- Progress HR Co., Ltd.	-	-	-	29
Contingencies				
Subsidiary Companies				
- Muang Thai Life Assurance Co., Ltd.	-	-	660	274
- KASIKORN FACTORY & EQUIPMENT CO., LTD.	-	-	139	17
- KASIKORN SECURITIES PCL	-	-	13	11

Certain subsidiaries and associated companies have entered into 1-2 year building lease and service agreements with the Bank. Rentals are charged at cost plus increment from additional administration and maintenance expenditures incurred. As of 30 June 2010 and 31 December 2009, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 41 million and Baht 30 million, respectively.

The Bank has entered into 5-year car leasing agreements with KASIKORN LEASING CO., LTD. Such agreements are classified as finance lease agreements, charged at market rates. As of 30 June 2010 and 31 December 2009, the book value of finance lease liabilities, before elimination, amounts to Baht 666 million and 538 million, respectively.

The Bank entered into an Information Technology Service Agreement with Progress Software Co., Ltd. under which the service will be provided until 31 May 2011. As of 30 June 2010, the Bank has no commitment to pay total service fees. As of 31 December 2009, the Bank is committed to pay total service fees of Baht 11 Million.

26.4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated For the Three-Month Periods Ended 30 June		The Bank For the Three-Month Periods Ended 30 June	
	2010	2009	2010	2009
Subsidiary Companies				
Revenue:				
Interest income	-	-	440	408
Dividend income	-	-	8	220
Fee income	-	-	71	133
Other income	-	-	840	11
Expenses:				
Interest expenses	-	-	39	13
Fee expenses	-	-	75	62
Personnel expenses	-	-	166	35
Other expenses	-	-	705	582
Associated Companies				
Revenue:				
Other income	3	-	3	-
Expenses:				
Other expenses	4	2	4	2

(Million Baht)

	Consolidated For the Six-Month Periods Ended 30 June		The Bank For the Six-Month Periods Ended 30 June	
	2010	2009	2010	2009
Subsidiary Companies				
Revenue:				
Interest income	-	-	864	812
Dividend income	-	-	234	470
Fee income	-	-	250	248
Other income	-	-	1,564	25
Expenses:				
Interest expenses	-	-	44	26
Fee expenses	-	-	75	62
Personnel expenses	-	-	203	240
Other expenses	-	-	1,519	1,097
Associated Companies				
Revenue:				
Other income	6	-	6	-
Expenses:				
Other expenses	7	3	7	3

The Bank has entered into a staff secondment agreement with KASIKORN SECURITIES PUBLIC COMPANY LIMITED, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the six-month periods ended 30 June 2010 and 2009, the Bank incurred expenses amounting to Baht 203 million and Baht 240 million, respectively, presented as personnel expenses in the statements of income.

26.4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 June 2010	31 December 2009
Loans		
- Sansiri Public Co., Ltd.	1,181	-
- Bangkok Glass Industry Co., Ltd.	872	847
- Charoen Pokphand Foods Public Co., Ltd.	800	1,000
- Jutha Maritime Public Co., Ltd.	795	844
- Yip In Tsoi & Jacks Ltd.	-	34
Deposits		
- Serm Suk Public Co., Ltd.	449	360
- Muang Thai Insurance Public Co., Ltd	300	301
- Mitsubishi Elevator Asia Co., Ltd.	92	90
- Sermsuk Beverage Co., Ltd.	79	55
- Nithi Thamrong Co., Ltd.	36	34
- Bangkok Glass Industry Co., Ltd.	35	63
- National ITMX Co., Ltd.	33	30
- Smithithada Co., Ltd.	16	13
- Charoen Pokphand Foods Public Co., Ltd	11	20
- Pruetthada Co., Ltd.	11	18
- Quality Houses Public Co., Ltd.	10	10

(Million Baht)

	Consolidated and The Bank	
	30 June 2010	31 December 2009
Contingencies		
- Charoen Pokphand Foods Public Co., Ltd.	1,714	1,344
- Sansiri Public Co., Ltd.	1,120	-
- Quality Houses Public Co., Ltd.	507	147
- Dole Thailand Co., Ltd.	81	128
- Bangkok Glass Industry Co., Ltd.	60	53
- Jutha Maritime Public Co., Ltd.	19	27
- Yip In Tsoi & Jacks Ltd.	16	11

26.4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank as of 30 June 2010 and 31 December 2009 are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 June 2010	31 December 2009
Loans	12	63
Deposits	1,102	1,430

27 BENEFITS OF DIRECTORS AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

28 CAPITAL COMMITMENTS AND LONG-TERM AGREEMENTS

28.1 Capital Commitments

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Contracted but not provided for	7,175	9,884	7,173	9,881

28.2 Long-Term Agreements

28.2.1 Operating Lease

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining Period	Consolidated 30 June 2010	The Bank 30 June 2010
Land/building lease agreements	1 July 2010 – 6 March 2036	1,881	1,848
Vehicle lease agreements	1 July 2010 – 26 May 2015	152	351
Others	1 July 2010 – 25 June 2014	35	-
Total		2,068	2,199

(Million Baht)

Type of Lease Agreement	Remaining Period	Consolidated 31 December 2009	The Bank 31 December 2009
Land/building lease agreements	1 January 2010 – 6 March 2036	1,885	1,846
Vehicle lease agreements	1 January 2010 – 21 November 2014	191	454
Others	1 January 2010 – 25 October 2013	44	-
Total		2,120	2,300

28.2.2 Service Agreement

On 12 November 2002, the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which the service will be provided until 31 December 2015; in which the Bank has increased the scope of such agreement in January 2010. As of 30 June 2010 and 31 December 2009, the Bank is committed to pay total service fees of Baht 6,789 million and Baht 6,811 million, respectively.

29 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

29.1 Financial Position Classified by Types of Business

(Million Baht)

	Consolidated 30 June 2010				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,447,321	10,282	1,457,603	(1,900)	1,455,703
Interbank and money market items - net (assets)	144,204	2,681	146,885	-	146,885
Investments - net	227,576	6,448	234,024	-	234,024
Loans	978,096	470	978,566	-	978,566
Deposits	1,028,516	11	1,028,527	-	1,028,527
Interbank and money market items (liabilities)	43,494	-	43,494	-	43,494
Borrowings	94,922	5,929	100,851	-	100,851
Contingencies	2,608,761	11,895	2,620,656	(35,684)	2,584,972

(Million Baht)

	Consolidated 31 December 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,349,828	14,628	1,364,456	(5,924)	1,358,532
Interbank and money market items - net (assets)	60,690	2,694	63,384	-	63,384
Investments - net	243,623	11,361	254,984	-	254,984
Loans	942,952	426	943,378	-	943,378
Deposits	975,482	10	975,492	-	975,492
Interbank and money market items (liabilities)	46,985	-	46,985	-	46,985
Borrowings	72,874	6,097	78,971	-	78,971
Contingencies	2,835,305	12,234	2,847,539	(36,701)	2,810,838

(Million Baht)

	The Bank				
	30 June 2010				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,363,737	10,283	1,374,020	(1,900)	1,372,120
Interbank and money market items - net (assets)	143,180	2,681	145,861	-	145,861
Investments - net	168,796	6,448	175,244	-	175,244
Loans	968,577	470	969,047	-	969,047
Deposits	1,030,017	11	1,030,028	-	1,030,028
Interbank and money market items (liabilities)	45,258	-	45,258	-	45,258
Borrowings	94,359	5,929	100,288	-	100,288
Contingencies	2,608,819	11,894	2,620,713	(35,684)	2,585,029

(Million Baht)

	The Bank				
	31 December 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,277,810	14,628	1,292,438	(5,924)	1,286,514
Interbank and money market items - net (assets)	59,957	2,694	62,651	-	62,651
Investments - net	196,085	11,361	207,446	-	207,446
Loans	933,463	426	933,889	-	933,889
Deposits	978,054	10	978,064	-	978,064
Interbank and money market items (liabilities)	48,007	-	48,007	-	48,007
Borrowings	72,797	6,097	78,894	-	78,894
Contingencies	2,835,224	12,234	2,847,458	(36,701)	2,810,757

29.2 Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 30 June 2010				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,419	46	15,465	(27)	15,438
Interest expenses	2,624	141	2,765	(27)	2,738
Net income (expenses) from interest and dividend	12,795	(95)	12,700	-	12,700
Non-interest income	14,844	156	15,000	-	15,000
Non-interest expenses	20,051	33	20,084	-	20,084
Income before income tax	7,588	28	7,616	-	7,616

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 30 June 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,808	78	13,886	(65)	13,821
Interest expenses	2,959	178	3,137	(65)	3,072
Net income (expenses) from interest and dividend	10,849	(100)	10,749	-	10,749
Non-interest income	5,982	(23)	5,959	-	5,959
Non-interest expenses	11,843	37	11,880	-	11,880
Income (loss) before income tax	4,988	(160)	4,828	-	4,828

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 30 June 2010				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	14,444	46	14,490	(27)	14,463
Interest expenses	2,637	140	2,777	(27)	2,750
Net income (expenses) from interest and dividend	11,807	(94)	11,713	-	11,713
Non-interest income	6,610	156	6,766	-	6,766
Non-interest expenses	12,251	34	12,285	-	12,285
Income before income tax	6,166	28	6,194	-	6,194

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 30 June 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,829	78	13,907	(65)	13,842
Interest expenses	2,964	178	3,142	(65)	3,077
Net income (expenses) from interest and dividend	10,865	(100)	10,765	-	10,765
Non-interest income	5,357	(23)	5,334	-	5,334
Non-interest expenses	11,435	37	11,472	-	11,472
Income (loss) before income tax	4,787	(160)	4,627	-	4,627

(Million Baht)

	Consolidated				
	For the Six-Month Period Ended 30 June 2010				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	29,984	91	30,075	(55)	30,020
Interest expenses	5,226	284	5,510	(55)	5,455
Net income (expenses) from interest and dividend	24,758	(193)	24,565	-	24,565
Non-interest income	28,412	156	28,568	-	28,568
Non-interest expenses	38,684	71	38,755	-	38,755
Income (loss) before income tax	14,486	(108)	14,378	-	14,378

(Million Baht)

	Consolidated				
	For the Six-Month Period Ended 30 June 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	29,307	165	29,472	(140)	29,332
Interest expenses	7,613	354	7,967	(140)	7,827
Net income (expenses) from interest and dividend	21,694	(189)	21,505	-	21,505
Non-interest income	11,463	167	11,630	-	11,630
Non-interest expenses	22,767	73	22,840	-	22,840
Income (loss) before income tax	10,390	(95)	10,295	-	10,295

(Million Baht)

	The Bank				
	For the Six-Month Period Ended 30 June 2010				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	28,202	91	28,293	(55)	28,238
Interest expenses	5,250	284	5,534	(55)	5,479
Net income (expenses) from interest and dividend	22,952	(193)	22,759	-	22,759
Non-interest income	12,944	156	13,100	-	13,100
Non-interest expenses	23,712	71	23,783	-	23,783
Income (loss) before income tax	12,184	(108)	12,076	-	12,076

(Million Baht)

	The Bank				
	For the Six-Month Period Ended 30 June 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	29,369	165	29,534	(140)	29,394
Interest expenses	7,622	354	7,976	(140)	7,836
Net income (expenses) from interest and dividend	21,747	(189)	21,558	-	21,558
Non-interest income	10,367	167	10,534	-	10,534
Non-interest expenses	21,947	73	22,020	-	22,020
Income (loss) before income tax	10,167	(95)	10,072	-	10,072

30 EVENTS AFTER BALANCE SHEET DATE

The Bank repurchased of Baht 12,000 million of Subordinated Debentures KASIKORNBANK PCL No.3, whick due A.D. 2013. This had been approved by the Board of Directors on 27 May 2010. The offer had been settled on 16 July 2010.

31 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one entity and a financial liability or equity instrument of another entity.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has employed credit risk management processes in credit processes. In assessing medium and large corporate customers' credit risk level, the Bank utilizes credit risk rating tools to enhance the quality of loans granted. Furthermore, the credit scoring has been employed to determine the credit risk level of retail customers to ensure uniformity of assessment results. To manage medium business and large corporate business portfolios following the approval process, the Bank annually reviews customers' credit rating on qualitative and quantitative basis. Regarding the management of retail portfolio, behavior scoring has been adopted for assessing customers' risk level resulting in the Bank's capability in determining risk-adjusted returns or interest rates. This also enhances the determination of asset allocation across businesses and industries to diversify risks at an aggregate level.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the Bank.

For the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable allowance for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates, equity prices, commodity prices and risk arising from credit derivatives which may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities both in the current reporting period and in the future.

The Bank currently faces 3 major types of market risk namely interest rate risk, foreign exchange rate risk and equity position risk. As the Bank has chosen not to retain any position dealing with commodity prices and credit derivatives, they have been managed under back-to-back policy.

1. Interest rate risk

Interest rate risk refers to any risk arising from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or cost of funds, both in the current reporting period and in the future. The Bank has employed various tools to manage interest rate risk such as Value-at-Risk (VaR) and Interest Rate Risk Gap under the supervision of Risk Management Committee and Assets and Liabilities Management Sub-committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) as of 30 June 2010 and 31 December 2009 is as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Fixed interest rates	273,837	239,688	267,010	232,819
Floating interest rates	828,577	754,869	825,884	752,248
Total Loans (including financial institutions)	1,102,414	994,557	1,092,894	985,067

The average balances of the interest-bearing financial assets and liabilities of the Bank and its subsidiaries, calculated by using the average of the beginning of the year/period and the ending of the year/period, and the average interest and dividend rates for the six-month period ended 30 June 2010 and for the year ended 31 December 2009 are as follows:

(Million Baht)

	Consolidated					
	30 June 2010			31 December 2009		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	105,112	934	1.78	130,090	1,484	1.14
Investments	241,384	3,770	3.12	180,409	4,351	2.41
Loans	925,776	25,315	5.47	923,693	50,562	5.47
Total	1,272,272	30,019	4.72	1,234,192	56,397	4.57
Interest-bearing Financial Liabilities						
Deposits	1,002,010	3,330	0.66	971,721	8,918	0.92
Interbank and money market items	45,239	716	3.17	31,643	606	1.92
Borrowings	89,911	1,409	3.13	108,565	3,497	3.22
Total	1,137,160	5,455	0.96	1,111,929	13,021	1.17

(Million Baht)

	The Bank					
	30 June 2010			31 December 2009		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	104,239	926	1.78	129,653	1,479	1.14
Investments	189,624	2,864	3.02	161,560	5,024	3.11
Loans	917,498	24,447	5.33	917,238	49,349	5.38
Total	1,211,361	28,237	4.66	1,208,451	55,852	4.62
Interest-bearing Financial Liabilities						
Deposits	1,004,046	3,327	0.66	973,426	8,918	0.92
Interbank and money market items	46,632	720	3.09	32,429	611	1.88
Borrowings	89,591	1,431	3.19	108,436	3,520	3.25
Total	1,140,269	5,478	0.96	1,114,291	13,049	1.17

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

Financial assets and liabilities, classified by maturity of interest repricing, as of 30 June 2010 and 31 December 2009 are shown below:

(Million Baht)

Consolidated

30 June 2010

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	22,774	-	22,774
Interbank and money market Items	2,594	141,437	220	-	-	2,682	-	146,933
Investments	2,307	17,016	109,333	32,482	60,706	11,608	1,088	234,540
Loans	629,695	101,316	8,842	73,623	68,298	28,493	68,299	978,566
Accrued interest receivable	-	-	-	-	-	1,200	-	1,200
Customers' liability under acceptances	-	-	-	-	-	508	-	508
Other assets	1,494	-	-	-	-	8,106	-	9,600
Total Financial Assets	636,090	259,769	118,395	106,105	129,004	75,371	69,387	1,394,121
Financial Liabilities								
Deposits	607,706	185,220	82,995	97,582	-	55,024	-	1,028,527
Interbank and money market Items	4,698	33,677	931	31	200	3,957	-	43,494
Liabilities payable on demand	-	-	-	-	-	20,308	-	20,308
Borrowings	-	51,154	6,313	29,882	13,444	58	-	100,851
Bank's liability under acceptances	-	-	-	-	-	508	-	508
Other liabilities	3,880	-	-	-	-	6,389	-	10,269
Total Financial Liabilities	616,284	270,051	90,239	127,495	13,644	86,244	-	1,203,957
On-balance sheet items	19,806	(10,282)	28,156	(21,390)	115,360	(10,873)	69,387	190,164

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

(Million Baht)

Consolidated

31 December 2009

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	26,674	-	26,674
Interbank and money market Items	4,785	55,097	489	-	-	3,059	-	63,430
Investments	2,672	45,274	63,395	73,354	11,169	52,439	7,859	256,162
Loans	629,564	93,077	11,470	72,251	49,154	19,093	68,769	943,378
Accrued interest receivable	-	-	-	-	-	1,051	-	1,051
Customers' liability under acceptances	-	-	-	-	-	574	-	574
Other assets	926	-	-	-	-	7,577	-	8,503
Total Financial Assets	637,947	193,448	75,354	145,605	60,323	110,467	76,628	1,299,772
Financial Liabilities								
Deposits	537,741	166,811	150,720	65,477	-	54,743	-	975,492
Interbank and money market Items	5,646	40,496	360	2	-	481	-	46,985
Liabilities payable on demand	-	-	-	-	-	12,756	-	12,756
Borrowings	-	48,517	380	30,029	19	26	-	78,971
Bank's liability under acceptances	-	-	-	-	-	574	-	574
Other liabilities	3,246	-	-	-	-	4,656	-	7,902
Total Financial Liabilities	546,633	255,824	151,460	95,508	19	73,236	-	1,122,680
On-balance sheet items	91,314	(62,376)	(76,106)	50,097	60,304	37,231	76,628	177,092

(Million Baht)

The Bank

30 June 2010

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	22,773	-	22,773
Interbank and money market items	1,853	141,505	-	-	-	2,520	-	145,878
Investments	2,307	13,500	108,626	26,039	4,402	21,284	1,088	177,246
Loans	626,265	105,082	5,080	72,037	67,624	27,164	65,794	969,046
Accrued interest receivable	-	-	-	-	-	1,002	-	1,002
Customers' liability under acceptances	-	-	-	-	-	508	-	508
Other assets	1,494	-	-	-	-	4,322	-	5,816
Total Financial Assets	631,919	260,087	113,706	98,076	72,026	79,573	66,882	1,322,269
Financial Liabilities								
Deposits	608,783	185,322	82,995	97,582	-	55,346	-	1,030,028
Interbank and money market items	6,462	33,677	931	31	200	3,957	-	45,258
Liabilities payable on demand	-	-	-	-	-	20,297	-	20,297
Borrowings	-	50,591	6,313	29,882	13,444	58	-	100,288
Bank's liability under acceptances	-	-	-	-	-	508	-	508
Other liabilities	2,721	-	-	-	-	6,390	-	9,111
Total Financial Liabilities	617,966	269,590	90,239	127,495	13,644	86,556	-	1,205,490
On-balance sheet items	13,953	(9,503)	23,467	(29,419)	58,382	(6,983)	66,882	116,779

(Million Baht)

The Bank

31 December 2009

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	26,673	-	26,673
Interbank and money market items	4,650	55,099	-	-	-	2,917	-	62,666
Investments	2,672	43,764	62,346	70,225	7,641	21,841	1,148	209,637
Loans	626,612	96,631	7,814	70,932	48,723	16,860	66,316	933,888
Accrued interest receivable	-	-	-	-	-	1,010	-	1,010
Customers' liability under acceptances	-	-	-	-	-	574	-	574
Other assets	926	-	-	-	-	4,549	-	5,475
Total Financial Assets	634,860	195,494	70,160	141,157	56,364	74,424	67,464	1,239,923
Financial Liabilities								
Deposits	539,341	166,913	150,720	65,477	-	55,613	-	978,064
Interbank and money market items	6,668	40,496	360	2	-	481	-	48,007
Liabilities payable on demand	-	-	-	-	-	12,748	-	12,748
Borrowings	-	48,440	380	30,029	19	26	-	78,894
Bank's liability under acceptances	-	-	-	-	-	574	-	574
Other liabilities	2,412	-	-	-	-	4,658	-	7,070
Total Financial Liabilities	548,421	255,849	151,460	95,508	19	74,100	-	1,125,357
On-balance sheet items	86,439	(60,355)	(81,300)	45,649	56,345	324	67,464	114,566

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or cost of funds. Tools adopted for managing foreign exchange rate risk are for instance, open positions and VaR. Foreign exchange rate risk is under the supervision of Risk Management Committee and Assets and Liabilities Management Sub-committees.

Foreign currency positions in Baht equivalent, as of 30 June 2010 and 31 December 2009 were as follows:

(Million Baht)

	Consolidated 30 June 2010 Currency					
	US Dollar	Yen	Pound	Euro	Others	Total
Assets						
Cash	504	37	12	86	88	727
Interbank and money market items - net	2,935	21	27	33	1,250	4,266
Investments - net	7,592	106	-	196	23	7,917
Loans and accrued interest receivables - net	45,539	1,564	88	754	738	48,683
Other assets	94,054	2,220	-	49	8	96,331
Total assets	150,624	3,948	127	1,118	2,107	157,924
Liabilities						
Deposits	11,166	201	855	1,559	683	14,464
Interbank and money market items	673	5,122	-	-	3	5,798
Liability on demand	4,048	171	123	675	308	5,325
Borrowings	5,929	-	-	-	-	5,929
Other liabilities	13,825	2,405	888	1,834	733	19,685
Total liabilities	35,641	7,899	1,866	4,068	1,727	51,201
Foreign currency position of						
on-balance items-net	114,983	(3,951)	(1,739)	(2,950)	380	106,723
off-balance sheet items-net	(133,553)	3,817	866	1,356	263	(127,251)
(Forward exchange contracts, cross currency swaps and FX options)						

(Million Baht)

	Consolidated					
	31 December 2009					
	Currency					
	US Dollar	Yen	Pound	Euro	Others	Total
Assets						
Cash	644	22	53	309	144	1,172
Interbank and money market items - net	7,744	68	135	53	1,605	9,605
Investments - net	11,926	105	-	237	23	12,291
Loans and accrued interest receivables - net	36,534	1,431	81	957	491	39,494
Other assets	1,613	-	-	27	8	1,648
Total assets	58,461	1,626	269	1,583	2,271	64,210
Liabilities						
Deposits	10,456	74	596	1,418	410	12,954
Interbank and money market items	434	4,646	-	-	2	5,082
Liability on demand	6,638	153	155	585	337	7,868
Borrowings	6,097	-	-	-	-	6,097
Other liabilities	12,958	89	608	1,810	456	15,921
Total liabilities	36,583	4,962	1,359	3,813	1,205	47,922
Foreign currency position of						
on-balance items-net	21,878	(3,336)	(1,090)	(2,230)	1,066	16,288
off-balance sheet items-net	(181,402)	3,333	478	693	(110)	(177,008)
(Forward exchange contracts, cross currency swaps and FX options)						

(Million Baht)

	The Bank					
	30 June 2010					
	Currency					
	US Dollar	Yen	Pound	Euro	Others	Total
Assets						
Cash	504	37	12	86	88	727
Interbank and money market items - net	2,935	21	27	33	1,250	4,266
Investments - net	6,768	-	-	3	23	6,794
Loans and accrued interest receivables - net	45,539	1,564	88	754	738	48,683
Other assets	94,038	2,221	-	45	8	96,312
Total assets	149,784	3,843	127	921	2,107	156,782
Liabilities						
Deposits	11,166	201	855	1,559	683	14,464
Interbank and money market items	673	5,122	-	-	3	5,798
Liability on demand	4,048	171	123	675	308	5,325
Borrowings	5,929	-	-	-	-	5,929
Other liabilities	13,825	2,405	888	1,834	733	19,685
Total liabilities	35,641	7,899	1,866	4,068	1,727	51,201
Foreign currency position of						
on-balance items-net	114,143	(4,056)	(1,739)	(3,147)	380	105,581
off-balance sheet items-net	(133,553)	3,817	866	1,356	263	(127,251)
(Forward exchange contracts, cross currency swaps and FX options)						

(Million Baht)

	The Bank					
	31 December 2009					
	Currency					
	US Dollar	Yen	Pound	Euro	Others	Total
Assets						
Cash	644	22	53	309	144	1,172
Interbank and money market items - net	7,744	68	135	53	1,605	9,605
Investments - net	11,272	-	-	3	23	11,298
Loans and accrued interest receivables - net	36,534	1,431	81	957	491	39,494
Other assets	1,597	-	-	17	8	1,622
Total assets	57,791	1,521	269	1,339	2,271	63,191
Liabilities						
Deposits	10,456	74	596	1,418	410	12,954
Interbank and money market items	434	4,646	-	-	2	5,082
Liability on demand	6,638	153	155	585	337	7,868
Borrowings	6,097	-	-	-	-	6,097
Other liabilities	12,958	89	608	1,810	456	15,921
Total liabilities	36,583	4,962	1,359	3,813	1,205	47,922
Foreign currency position of						
on-balance items-net	21,208	(3,441)	(1,090)	(2,474)	1,066	15,269
off-balance sheet items-net	(181,402)	3,333	478	693	(110)	(177,008)
(Forward exchange contracts, cross currency swaps and FX options)						

3. Equity position risk

Equity position risk is any risk arising from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank manages risk arising from equity underwriting and investment in equity security under relevant applicable regulations. The Bank has closely managed and monitored market situations to provide information for management in order to retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk of the prospect that the Bank will be unable to meet its obligations as they fall due because of an inablility to liquidate assets or obtain fundings sufficiently in a timely manner with appropriate cost which could result in losses.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulations and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Assets and Liabilities Management Sub-committee supervises management of liquidity risk.

A maturity analysis of financial assets and liabilities as of 30 June 2010 and 31 December 2009 was as follows:

(Million Baht)

	Consolidated						
	30 June 2010						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	22,774	22,774
Interbank and money market items	5,276	141,437	220	-	-	-	146,933
Investments	1,412	15,923	93,404	49,972	62,265	11,564	234,540
Loans	175,036	309,678	16,806	270,263	206,783	-	978,566
Accrued interest receivables	13	1,000	161	21	5	-	1,200
Customers' liability under acceptances	-	508	-	-	-	-	508
Other assets	1,494	3,852	-	-	-	4,254	9,600
Total Financial Assets	183,231	472,398	110,591	320,256	269,053	38,592	1,394,121
Financial Liabilities							
Deposits	662,730	185,220	82,995	97,582	-	-	1,028,527
Interbank and money market items	8,655	28,668	131	231	5,809	-	43,494
Liability payable on demand	20,308	-	-	-	-	-	20,308
Borrowings	-	48,029	5,920	15,858	31,044	-	100,851
Bank's liability under accpetances	-	508	-	-	-	-	508
Other liabilities	3,972	775	262	446	9	4,805	10,269
Total Financial Liabilities	695,665	263,200	89,308	114,117	36,862	4,805	1,203,957
Liquidity-net	(512,434)	209,198	21,283	206,139	232,191	33,787	190,164

(Million Baht)

	Consolidated						
	31 December 2009						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	26,674	26,674
Interbank and money market items	7,842	55,099	489	-	-	-	63,430
Investments	606	45,054	48,593	92,292	57,315	12,302	256,162
Loans	168,627	312,428	19,763	270,199	172,361	-	943,378
Accrued interest receivables	15	1,013	1	19	3	-	1,051
Customers' liability under acceptances	-	574	-	-	-	-	574
Other assets	926	3,510	-	-	-	4,067	8,503
Total Financial Assets	178,016	417,678	68,846	362,510	229,679	43,043	1,299,772
Financial Liabilities							
Deposits	592,484	166,811	150,720	65,477	-	-	975,492
Interbank and money market items	6,127	35,850	60	302	4,646	-	46,985
Liability payable on demand	12,756	-	-	-	-	-	12,756
Borrowings	-	33,700	3,704	17,752	23,815	-	78,971
Bank's liability under accpetances	-	574	-	-	-	-	574
Other liabilities	3,348	695	358	458	-	3,043	7,902
Total Financial Liabilities	614,715	237,630	154,842	83,989	28,461	3,043	1,122,680
Liquidity-net	(436,699)	180,048	(85,996)	278,521	201,218	40,000	177,092

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

(Million Baht)

	The Bank 30 June 2010						
	At call	Less than 6 months	6 months to 1 Year	1 Year To 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	22,773	22,773
Interbank and money market items	4,373	141,505	-	-	-	-	145,878
Investments	459	13,500	92,812	44,158	5,037	21,280	177,246
Loans	173,140	309,069	13,052	267,690	206,095	-	969,046
Accrued interest receivables	-	1,002	-	-	-	-	1,002
Customers' liability under acceptances	-	508	-	-	-	-	508
Other assets	1,494	1,196	-	-	-	3,126	5,816
Total Financial Assets	179,466	466,780	105,864	311,848	211,132	47,179	1,322,269
Financial Liabilities							
Deposits	664,129	185,322	82,995	97,582	-	-	1,030,028
Interbank and money market items	10,419	28,668	131	231	5,809	-	45,258
Liability payable on demand	20,297	-	-	-	-	-	20,297
Borrowings	-	47,466	5,920	15,858	31,044	-	100,288
Bank's liability under acceptances	-	508	-	-	-	-	508
Other liabilities	2,814	775	262	446	9	4,805	9,111
Total Financial Liabilities	697,659	262,739	89,308	114,117	36,862	4,805	1,205,490
Liquidity-net	(518,193)	204,041	16,556	197,731	174,270	42,374	116,779

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

FOR THE YEAR ENDED 31 DECEMBER 2009

AND FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2010 AND 2009 (UNAUDITED)

(Million Baht)

	The Bank						
	31 December 2009						
	At call	Less than 6 months	6 months to 1 Year	1 Year To 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	26,673	26,673
Interbank and money market items	7,567	55,099	-	-	-	-	62,666
Investments	550	43,764	47,538	87,699	8,250	21,836	209,637
Loans	167,335	310,767	16,053	267,899	171,834	-	933,888
Accrued interest receivables	-	1,010	-	-	-	-	1,010
Customers' liability under acceptances	-	574	-	-	-	-	574
Other assets	926	1,319	-	-	-	3,230	5,475
Total Financial Assets	176,378	412,533	63,591	355,598	180,084	51,739	1,239,923
Financial Liabilities							
Deposits	594,954	166,913	150,720	65,477	-	-	978,064
Interbank and money market items	7,149	35,850	60	302	4,646	-	48,007
Liability payable on demand	12,748	-	-	-	-	-	12,748
Borrowings	-	33,623	3,704	17,752	23,815	-	78,894
Bank's liability under acceptances	-	574	-	-	-	-	574
Other liabilities	2,516	695	358	458	-	3,043	7,070
Total Financial Liabilities	617,367	237,655	154,842	83,989	28,461	3,043	1,125,357
Liquidity-net	(440,989)	174,878	(91,251)	271,609	151,623	48,696	114,566

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of 30 June 2010 and 31 December 2009.

(Million Baht)

	Consolidated			
	30 June 2010		31 December 2009	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	22,774	22,774	26,674	26,674
Interbank and money market items – net	146,885	146,885	63,384	63,384
Investments – net	234,024	241,061	254,984	257,032
Loans and accrued interest receivables – net	943,421	943,421	910,384	910,384
Customers' liability under acceptances	508	508	574	574
Other assets	9,600	9,600	8,503	8,503
Total Financial Assets	1,357,212	1,364,249	1,264,503	1,266,551
Financial Liabilities				
Deposits	1,028,527	1,028,527	975,492	975,492
Interbank and money market items	43,494	43,494	46,985	46,985
Liabilities payable on demand	20,308	20,308	12,756	12,756
Borrowings	100,851	101,585	78,971	79,642
Bank's liability under acceptances	508	508	574	574
Other liabilities	10,269	10,269	7,902	7,902
Total Financial Liabilities	1,203,957	1,204,691	1,122,680	1,123,351

(Million Baht)

	The Bank			
	30 June 2010		31 December 2009	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	22,773	22,773	26,673	26,673
Interbank and money market items – net	145,861	145,861	62,651	62,651
Investments – net	175,244	175,334	207,446	207,518
Loans and accrued interest receivables – net	934,949	934,949	902,059	902,059
Customers' liability under acceptances	508	508	574	574
Other assets	5,816	5,816	5,475	5,475
Total Financial Assets	1,285,151	1,285,241	1,204,878	1,204,950
Financial Liabilities				
Deposits	1,030,028	1,030,028	978,064	978,064
Interbank and money market items	45,258	45,258	48,007	48,007
Liabilities payable on demand	20,297	20,297	12,748	12,748
Borrowings	100,288	101,022	78,894	79,565
Bank's liability under acceptances	508	508	574	574
Other liabilities	9,111	9,111	7,070	7,070
Total Financial Liabilities	1,205,490	1,206,224	1,125,357	1,126,028

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The values of cash, interbank and money market items (assets and liabilities), customers' liability under acceptances, accrued income, other assets, liabilities payable on demand, bank's liability under acceptances, accrued interest payables and other liabilities are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's accounting policies mentioned in Note 7.

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts, since most loans are at floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank's derivative instruments as of 30 June 2010 and 31 December 2009:

(Million Baht)

	Consolidated			
	30 June 2010			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	533,759	15,345	549,104	1,750
Cross currency swaps	157,033	166,567	323,600	(242)
Interest rate swaps	368,466	1,031,644	1,400,110	(18)
Credit default swaps	100	-	100	-
Other derivatives	6,732	76	6,808	11

(Million Baht)

	Consolidated			
	31 December 2009			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	615,293	3,392	618,685	292
Cross currency swaps	251,099	172,544	423,643	(4,111)
Interest rate swaps	478,177	991,387	1,469,564	942
Credit default swaps	-	100	100	-
Other derivatives	9,614	-	9,614	24

(Million Baht)

	The Bank			
	30 June 2010			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	533,890	15,345	549,235	1,750
Cross currency swaps	157,033	166,567	323,600	(242)
Interest rate swaps	368,466	1,031,644	1,400,110	(18)
Credit default swaps	100	-	100	-
Other derivatives	6,732	76	6,808	11

(Million Baht)

	The Bank			
	31 December 2009			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	615,303	3,392	618,695	292
Cross currency swaps	251,099	172,544	423,643	(4,111)
Interest rate swaps	478,177	991,387	1,469,564	942
Credit default swaps	-	100	100	-
Other derivatives	9,614	-	9,614	24

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, where no market price is available.

32 THAI ACCOUNING STANDARDS (TAS) NOT YET ADOPTED

The Bank and its subsidiaries have not adopted the following new and revised TAS/TFRS that have been issued as of the reporting date but are not yet effective.

These revised TAS/TFRS (revised 2009) will become effective for financial periods beginning on or after 1 January 2011.

TAS / TFRS	Title
TAS 1	*Presentation of Financial Statements*
TAS 7	*Statement of Cash Flows*
TAS 8	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 10	*Events after the Reporting Period*
TAS 17	*Leases*
TAS 23	*Borrowing Costs*
TAS 24	*Related Party Disclosures*
TAS 27	*Consolidated and Separate Financial Statements*
TAS 28	*Investments in Associates*
TAS 33	*Earnings per Share*
TAS 34	*Interim Financial Reporting*
TAS 36	*Impairment of Assets*
TAS 37	*Provisions, Contingent Liabilities and Contingent Assets*
TAS 38	*Intangible Assets*
TAS 40	*Investment Property*
TFRS 5	*Non-current Assets Held for Sale and Discontinued Operations*

This revised TAS will become effective for financial periods beginning on or after 1 January 2013.

TAS	Title
TAS 12	*Income Taxes*

The adoption and initial application of these revised TAS/TFRS is not expected to have any material impact on the consolidated or the Bank's financial statements, except for TAS 12 Income Taxes, which the management is presently considering its potential impact.

33 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved for issue by the Audit Committee on 25 August 2010.